Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LATTICE SEMICONDUCTOR CORPORATION

CAYABYAB MERGER COMPANY

AND

SILICON IMAGE, INC.

January 26, 2015

i

INDEX OF SCHEDULES

5.1	Affirmative Obligations of the Company
5.2	Restrictions on Company Business

INDEX OF ANNEXES

Annex A – Certain Defined Terms

INDEX OF DEFINED TERMS

Term	Section Reference
401(k) Termination Date	6.9(g)
Acceptance Time	1.1(f)
Agreement	Preamble
Assets	3.20
Board Actions	Recitals
Book-Entry Shares	2.7(c)
Canceled Company Shares	2.6(b)(ii)
Capitalization Representation	1.1(b)(iii)
Certificate of Merger	2.1(b)
Certificates	2.7(c)
Closing	2.2(a)
Closing Date	2.2(a)
Collective Bargaining Agreements	3.18(b)
Commitment Letter	4.7
Company	Preamble
Company Board Recommendation	Recitals
Company Board Recommendation Change	6.2(b)
Company Disclosure Schedule	Article III Preamble
Company Indemnified Parties	6.10(a)
Company Registered Intellectual Property	3.21(b)
Company Representatives	6.1(b)
Company Restricted Shares	3.5
Company Securities	3.5(d)
Compensation Committee	3.2(d)
Confidentiality Agreement	8.8
Consent	3.3
Contaminants	3.21(o)
Continuing Employees	6.9(g)
D&O Insurance	6.10(b)
Delaware Secretary of State	2.1(b)
Dissenting Company Shares	2.6(b)(iii)(A)
Dodd-Frank Act	3.7
Effective Time	2.1(b)
Employee Plans	3.17(a)
Exchange Fund	2.7(b)
Export Controls	3.23(a)
Financing	4.7
Import Restrictions	3.23(a)
Indemnification Agreements	6.10(a)
In-Licenses	3.12(a)(viii)
Leased Real Property	3.19(b)
Leases	3.19(b)
Material Contract	3.12(a)
Material Customer	3.25(a)
Material Supplier	3.25(b)
Maximum Annual Premium	6.10(b)
Merger	Recitals
Merger Consideration	2.6(b)(i)

Term	Section Reference
Merger Sub	Preamble
Minimum Condition	1.1(b)(i)
New Plan	6.9(l)
Offer	Recitals
Offer Closing	1.1(f)
Offer Conditions	1.1(b)(x)
Offer Documents	1.1(g)(i)
Offer Price	Recitals
Parent	Preamble
Payment Agent	2.7(a)
Permits	3.13
Privacy Policies	3.21(r)
Regulatory Condition	1.1(b)(ii)
Schedule 14D-9	1.2(b)
Schedule TO	1.1(g)(i)
SEC Reports	3.7
Section 409A	3.17(o)
Specified Representations	1.1(b)(iii)
Subsidiary Securities	3.6(d)
Substitute Financing	6.15(a)
Support Agreement	Recitals
Support Agreements	Recitals
Surviving Corporation	2.1(a)
Tail Policy	6.10(b)
Tax Incentive	3.15(h)
Termination Date	7.1(c)
Termination Fee Amount	7.4(a)
Transfer Regulations	6.9(i)
Unvested Company Option	6.9(a)
Vested Company Option	6.9(a)
WARN Act	3.18(f)

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 26, 2015 by and among Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), Cayabyab Merger Company, a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and Silicon Image, Inc., a Delaware corporation (the “Company”). All capitalized terms that are used in this Agreement but not defined herein shall have the respective meanings ascribed thereto in Annex A.

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in order to effect the foregoing acquisition, Parent and the Company have agreed that Merger Sub shall commence a tender offer (the “Offer”) to acquire all of the outstanding Company Shares at a price of Seven Dollars and Thirty Cents ($7.30) per Company Share, net to the holder thereof in cash, without any interest thereon and subject to any required withholding Taxes (such amount, or any higher amount per Company Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), all upon the terms and subject to the conditions set forth herein;

WHEREAS, in order to complete the foregoing acquisition, as soon as practicable following the completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the DGCL and each Company Share (other than Company Shares owned by the Company, Parent or Merger Sub or Dissenting Company Shares) that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, and the Company will survive the Merger as a direct or indirect wholly owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the parties intend for the Merger to be effected under Section 251(h) of the DGCL pursuant to the terms of this Agreement;

WHEREAS, each of the respective boards of directors of Parent and Merger Sub has approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, the Company Board has unanimously (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement, (ii) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of the Company and the Company Stockholders, (iii) approved this Agreement, the Support Agreements and the transactions contemplated hereby, including the Offer and the Merger, which approval, to the extent applicable, render Section 203 of the DGCL inapplicable to Parent and Merger Sub, (iv) resolved to recommend that the Company Stockholders accept the Offer, tender their Company Shares to Merger Sub pursuant to the Offer (the “Company Board Recommendation”) and (v) resolved to elect that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations (including Section 203 of the DGCL) of any jurisdiction that purports to be applicable to the Company, Parent, the Surviving Corporation, Merger Sub, the Offer, the Merger, this Agreement or the Support Agreements, shall not be applicable to the Company, Parent, the Surviving Corporation, Merger Sub, the Offer, the Merger or this Agreement (clauses (i) through (v) collectively, the “Board Actions”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company, in their respective capacities as stockholders of the Company, are entering into Support Agreements with Parent

(each, a “Support Agreement” and collectively, the “Support Agreements”) pursuant to which the signatories thereto are agreeing to, subject to the terms and conditions of such agreements, tender their Company Shares into the Offer and to take (and refrain from taking) certain other actions in connection with the transactions contemplated by this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE OFFER

1.1 The Offer.

(a) Offer Commencement. Provided that (x) this Agreement has not been terminated pursuant to Article VII and (y) the Company has complied in all material respects with its obligations under Section 1.1(g) and Section 1.2, in each case, that are required to be performed by it prior to commencement of the Offer, Merger Sub shall (and Parent shall cause Merger Sub to) commence the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act) to purchase any and all of the Company Shares at a price per Company Share equal to the Offer Price (subject to the terms of Section 1.1(d)) as promptly as practicable after the date hereof (but in no event more than ten (10) Business Days thereafter).

(b) Offer Conditions. Subject to the rights and obligations of Merger Sub to extend and/or amend the Offer in accordance with the terms and conditions of this Agreement, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act), pay for any tendered Company Shares, and Merger Sub may (and Parent may cause Merger Sub to) pursuant to Section 1.1(e) delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act) the payment for, any Company Shares that are validly tendered in the Offer (and not validly withdrawn) prior to the scheduled Expiration Time, in the event that:

(i) at the Expiration Time, there shall not have been validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Company Shares) a number of Company Shares that, together with the Company Shares then owned by Parent and Merger Sub (if any), represent at least a majority of all then outstanding Company Shares (the “Minimum Condition”), provided that for purposes of determining whether the Minimum Condition has been satisfied, any shares tendered in the Offer pursuant to guaranteed delivery procedures shall be included only if such shares have been delivered pursuant to such procedures and in accordance with Section 251(h) of the DGCL;

(ii) at the Expiration Time, the waiting period (and any extensions thereof) applicable to the transactions contemplated by this Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or early termination of such waiting period shall not have been granted (the “Regulatory Condition”);

(iii) (A) any of the representations and warranties set forth in Section 3.1(a) (Organization and Good Standing) Section 3.2 (Authorization and Enforceability), Section 3.27 (Brokers),

Section 3.28 (No Rights Plan) and Section 3.29 (State Anti-Takeover Statutes) (collectively, the “Specified Representations”) shall not have been true and correct as of the date of this Agreement or shall not be true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct as of such specified date); (B) the representations and warranties set forth in paragraphs (a), (d) or (e) of Section 3.5 (Capitalization) of this Agreement (the “Capitalization Representation”) shall not have been true and correct as of the date hereof or shall not be true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such date (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct as of such specified date) except in the case of this clause (B), to the extent that the facts and circumstances causing or resulting in any such representations and warranties not to be true and correct as of the date hereof, as of the relevant specified date, as applicable, or as of immediately prior to the scheduled expiration of the Offer, as applicable, have not resulted in an increase of more than $500,000, in the aggregate, of the Merger Consideration paid to the Company Stockholders plus the aggregated amount paid pursuant to the Offer; or (C) any of the representations and warranties of the Company set forth in this Agreement (other than the Specified Representations and the Capitalization Representation), disregarding any “materiality” and “Company Material Adverse Effect” qualifications set forth in all such representations or warranties, shall not have been true and correct as of the date of this Agreement or shall not be true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only be true and correct in all respects as of such specified date), except in the case of this clause (C), to the extent that the facts and circumstances causing or resulting in any such representations and warranties not to be true and correct as of the date hereof, as of the relevant specified date, as applicable, or as of immediately prior to the scheduled expiration of the Offer, as applicable, have not had, individually or in the aggregate, a Company Material Adverse Effect;

(iv) the Company shall have breached or failed to perform in any material respect its obligations, agreements or covenants under this Agreement to be performed or complied with, on or prior to the scheduled expiration of the Offer and such breach or failure to perform shall be continuing as of immediately prior to the Expiration Time;

(v) any Company Material Adverse Effect shall have occurred or existed on or prior to the scheduled expiration of the Offer and shall be continuing as of immediately prior to the scheduled expiration of the Offer;

(vi) the Company shall not have delivered to Parent and Merger Sub a certificate dated as of the date of the scheduled expiration of the Offer signed on its behalf by the Chief Executive Officer and the Chief Financial Officer of the Company certifying that none of the conditions set forth in clauses (iii), (iv) or (v) of this Section 1.1(b) shall have occurred and be continuing as of immediately prior to the scheduled expiration of the Offer;

(vii) any Governmental Authority having competent jurisdiction over a material portion of the Company’s or Parent’s assets or sales shall have, following the date of this agreement, (A) enacted, issued, promulgated, entered, enforced or deemed applicable to the transactions contemplated by this Agreement (including the Offer or the Merger) any Law or rules of any applicable securities exchange that has the effect of making the consummation of any of the transactions contemplated by this Agreement (including the Offer or the Merger) illegal or prohibiting or otherwise preventing the consummation of the transactions contemplated by this Agreement (including the Offer or the Merger), (B) issued or granted any Order that remains in effect and has the effect of making the transactions contemplated by this Agreement (including the

Offer or the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of the transactions contemplated by this Agreement (including the Offer or the Merger), or (C) taken any action that would have any of the consequences referred to in clauses (A) – (C), inclusive, of the immediately following clause (viii) of this Section 1.1(b);

(viii) there shall be pending any Legal Proceeding brought by a Governmental Authority against Parent, Merger Sub, the Company or any of their respective Affiliates (A) seeking to enjoin, restrain or prohibit the making or consummation of the Offer or the Merger, (B) seeking to impose limitations on the ability of Merger Sub (or Parent on Merger Sub’s behalf), or render Merger Sub (or Parent on Merger Sub’s behalf) unable, to (1) accept for payment, pay for or purchase some or all of the Company Shares tendered pursuant to the Offer and the Merger or (2) exercise full rights of ownership of the Company Shares, including the right to vote the Company Shares purchased by it on all matters properly presented to the Company Stockholders, (C) seeking to (1) compel Parent, the Company, or any of their respective Subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any material assets or business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, (2) compel Parent, the Company, or any of their respective Subsidiaries to conduct, restrict, operate, invest or otherwise change in any material respect the assets or business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (3) impose any material restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, or (D) which otherwise would have a Company Material Adverse Effect;

(ix) three Business Days shall not have passed after completion of the Marketing Period; or

(x) this Agreement shall have been terminated in accordance with its terms (the conditions set forth in the preceding clauses (i) – (ix), inclusive, of this Section 1.1(b) being referred to herein, collectively, as the “Offer Conditions”).

(c) Waiver of Offer Conditions.

(i) Neither Parent nor Merger Sub may (and Parent shall not permit Merger Sub to) waive the Minimum Condition without the prior written consent of the Company.

(ii) Other than the Minimum Condition, the Offer Conditions are for the sole benefit of Parent and Merger Sub and, accordingly, Parent and Merger Sub may waive any such Offer Conditions, in whole or in part, at any time and from time to time prior to the expiration of the Offer, in their sole and absolute discretion. The failure by Parent and Merger Sub at any time to exercise the foregoing right to waive any Offer Condition (other than the Minimum Condition) shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

(d) Amendment of Offer Terms and Conditions.

(i) Parent and Merger Sub may, and hereby expressly reserve the right to, increase the Offer Price or otherwise amend, modify or make changes to the terms and conditions of the Offer; provided, however, that unless otherwise provided by this Agreement or previously approved by the Company in writing, neither Parent nor Merger Sub may make any change to the terms and conditions of the Offer that:

(A) decreases the Offer Price;

(B) changes the form of consideration to be paid in the Offer;

(C) reduces the number of Company Shares sought to be purchased in the Offer;

(D) amends or modifies the Minimum Condition;

(E) amends or modifies any Offer Condition (other than the Minimum Condition) in a manner that adversely impacts the Company or the Company Stockholders (other than by waiver thereof under Section 1.1(c)(ii));

(F) provides any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act; or

(G) imposes conditions to the Offer that are in addition to the Offer Conditions set forth in Section 1.1(b).

(ii) The Offer Price shall be automatically adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after the date hereof and prior to Merger Sub’s acceptance for payment of, and payment for, Company Shares that are tendered pursuant to the Offer.

(e) Expiration and Extension of Offer.

(i) On the terms and subject to the conditions of this Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight (New York City time) on the date that is twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (the “Expiration Time”). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Expiration Time shall be such date and time to which the expiration of the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(e)(i) or anything to the contrary set forth in this Agreement:

(A) Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for any period required by any Law or Order, or any rule, regulation or other requirement of the SEC (or its staff) or NASDAQ, in any such case, which is applicable to the Offer;

(B) Merger Sub shall extend the Offer for any period required by any other Governmental Authority;

(C) if as of the then-scheduled Expiration Time, any Offer Conditions shall not have been satisfied or waived (to the extent permitted under applicable Law), Merger Sub may (and if requested by the Company, shall, and Parent shall cause Merger Sub to) extend the Offer for one or more consecutive increments of not more than 10 Business Days each, until the earlier of (1) the termination of this Agreement in accordance with its terms and (2) the Outside Date; provided however that if, as of any then scheduled Expiration Time, the only Offer Condition that has not been satisfied is the Minimum Condition and Section 1.1(b)(vi) , Merger Sub shall only be obligated, to extend the Offer for an additional two (2) consecutive increments of not more than 10 Business Days each in order to further seek to satisfy the Minimum Condition;

provided, however, that (I) Merger Sub shall not be required to extend the Offer to a date later than the Termination Date, (II) subject to applicable Law, Merger Sub may at any time extend the Offer for any period agreed by Parent and the Company, (III) Merger Sub shall extend the Offer as contemplated by the last sentence of Section 6.2(c) and (IV) if the Expiration Time falls within the Marketing Period, Merger Sub shall extend the Offer until the Business Day immediately following the end of the Marketing Period. Other than in connection with the termination of this Agreement in accordance with Article VII, Merger Sub shall not terminate or withdraw the Offer without the prior written consent of the Company. In the event that this Agreement is terminated in accordance with Article VII prior to the Expiration Time, Merger Sub shall promptly (and in any event within 24 hours of such termination) irrevocably and unconditionally terminate the Offer.

(f) Acceptance and Payment for Company Shares. On the terms and subject to the conditions of this Agreement, including the Offer Conditions, prior to 9:00 a.m. New York City time on the Business Day (determined under Rule 14d-1(g)(3) under the Exchange Act) immediately following the Expiration Time (as it may be extended in accordance with Section 1.1(e)) and in compliance with applicable Law, Merger Sub shall (and Parent shall cause Merger Sub to) (i) consummate the Offer in accordance with its terms and (ii) accept for payment and pay for all Company Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer (the acceptance for payment of such Company Shares pursuant to and subject to the Offer Conditions, referred to herein as the “Offer Closing,” and the time and date on which Parent accepts such Company Shares for payment, referred to herein as the “Acceptance Time”); provided, however, that without the prior written consent of the Company, Merger Sub shall not (and Parent shall not permit Merger Sub to) accept for payment or pay for any Company Shares in the Offer if, as a result, Merger Sub would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Company Share that is validly tendered and not validly withdrawn pursuant to the Offer shall be paid without interest, net to the holder thereof in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable Tax withholdings.

(g) Schedule TO and Offer Documents.

(i) As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Merger Sub shall (i) prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act, which Schedule TO shall contain as an exhibit or incorporate by reference (A) an offer to purchase and the related forms of the letter of transmittal and summary advertisement, if any, and any other ancillary Offer documents and instruments pursuant to which the Offer will be made and (B) notice to Company Stockholders informing such Company Stockholders of their rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (collectively, with any supplements or amendments thereto, the “Offer Documents”), and (ii) cause the Offer Documents to be disseminated to all Company Stockholders as and to the extent required by the Exchange Act.

(ii) Subject to the provisions of Section 6.2, the Schedule TO and the Offer Documents may include a description of the determinations and approvals of the Company Board set forth in Section 3.2(c) and the Company Board Recommendation. The Company shall promptly furnish to Parent and Merger Sub in writing all information concerning the Company that either is (i) required by applicable securities laws to be included in the Schedule TO or the Offer Documents, or (ii) reasonably requested by Parent and Merger Sub for inclusion in the Schedule TO or the Offer Documents. Parent and Merger Sub shall ensure that the Offer Documents, when filed with the SEC, will comply in all material respects with the applicable requirements of the Exchange Act. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule TO and the Offer Documents in order to satisfy applicable Laws. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall promptly correct or supplement any information provided by it for use in the Schedule TO or the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Sub shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the other Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws, the SEC (or its staff) or NASDAQ. Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, Parent and Merger Sub shall (i) provide to the Company and its counsel any and all comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive in writing from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly following receipt thereof, and (ii) provide the Company and its counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel).

1.2 Company Actions.

(a) Board Approval and Recommendation of Offer. The Company hereby approves and consents to the Offer. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents if and to the extent that the Company Board has not withheld, withdrawn, amended, qualified or modified the Company Board Recommendation in accordance with Section 6.2.

(b) Schedule 14D-9. Concurrently with the filing of the Schedule TO with the SEC and mailing the Offer Documents to the Company Stockholders, the Company shall (i) prepare and file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”), and (ii) cause the Schedule 14D-9 to be mailed to the Company Stockholders along with the Offer Documents. Unless the Company Board has withheld, withdrawn, amended, qualified or modified the Company Board Recommendation in accordance with Section 6.2, the Schedule 14D-9 shall include a description of the determinations and approvals set forth in Section 3.2(c) and the Company Board Recommendation. Each of Parent and Merger Sub shall promptly furnish to the Company in writing all information concerning Parent and Merger Sub that either is (i) required by applicable securities laws to be included in the Schedule 14D-9 or (ii) reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall ensure that the Schedule 14D-9, when filed with the SEC, will comply in all material respects with the applicable requirements of the Exchange Act. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall cooperate in good faith to determine the information regarding Parent or Merger Sub that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly correct or supplement any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, amended or supplemented, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws, the SEC (or its staff) or NASDAQ. Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, the Company shall provide Parent, Merger Sub and their counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, the Company shall (i) provide to Parent, Merger Sub and their counsel any and all comments or other communications, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly following receipt thereof, and (ii) provide Parent, Merger Sub and their counsel a reasonable opportunity to participate in the formulation of any response to any comments or other communications of the SEC or its staff (including a reasonable opportunity to review and comment on any such response, to which the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel).

(c) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly furnish Parent and Merger Sub with such information, including a list of the Company Stockholders as of the most recent practicable date, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial Company Stockholders as of the most recent practicable date, and lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions as requested by Parent from time to time), and with such assistance as Parent, Merger Sub or their respective agents may reasonably request. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger as contemplated hereby, Parent and Merger Sub and their agents shall (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger as contemplated hereby, and (iii) if Parent and Merger Sub shall withdraw the Offer or the Offer shall otherwise expire or terminate in accordance with the terms hereof without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares tendered pursuant to the Offer, or this Agreement shall be terminated pursuant to Article VII, Parent and Merger Sub shall either, in Parent’s sole discretion, (A) destroy any and all copies and any extracts or summaries from such information then in their possession or control (and if requested by the Company, certify in writing to such destruction) or (B) deliver (and shall use their respective reasonable efforts to cause their agents to deliver) to the Company, any and all copies and any extracts or summaries from such information then in their possession or control.

(d) Rights of First Refusal. Solely in connection with the tender and purchase of Company Shares tendered pursuant to the Offer and the consummation of the Merger, the Company hereby waives any and all rights of first refusal it may have with respect to Company Shares owned by, or issuable to, any Person, other than rights to repurchase unvested shares, if any, that may be held by Persons pursuant to the grant of restricted stock purchase rights or following exercise of employee stock options.

ARTICLE II

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. Such merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Acceptance Time; provided that if, notwithstanding such express election to cause the Merger to be governed by Section 251(h) of the DGCL, the Merger may not be effected pursuant to Section 251(h) of the DGCL for any reason, then the parties hereto shall take all actions necessary to cause the consummation of the Merger as promptly as practicable following the Acceptance Time in a manner that is not adverse to the Company Stockholders. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

(b) Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”). The time and day of such filing and acceptance by the Delaware Secretary of State, or such later time and day as may be mutually agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, is referred to herein as the “Effective Time.”

(c) Following the consummation of the Offer, each of Parent, Merger Sub and the Company shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the Company Stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality, of the foregoing, neither Parent nor Merger Sub shall, or shall cause or permit any of their respective Affiliates or representatives to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger.

2.2 The Merger Closing.

(a) Closing Date and Location. Parent, Merger Sub and the Company shall consummate the Merger at a closing (the “Closing”) to occur at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, California 94301, as promptly as practicable following the Acceptance Time and in any case no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Section 2.2(b) (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), or at such other location, date and time as Parent and the Company shall mutually agree in writing. The date upon which the Closing shall actually occur pursuant hereto shall be referred to herein as the “Closing Date.”

(b) Closing Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or mutual waiver by Parent and the Company (where permissible under applicable Law) prior to the Effective Time, of each of the following conditions:

(i) Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all of the Company Shares validly tendered pursuant to the Offer and not validly withdrawn (including accepting for payment all of the Company Shares validly tendered in any subsequent offering period);

(ii) No Governmental Authority having competent jurisdiction over a material portion of the Company’s or Parent’s assets or sales shall have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any Law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger or (ii) issued or granted any judgment, decree, injunction or other Order (whether temporary, preliminary or permanent) that is in effect immediately prior to the Effective Time and has the effect of making the Merger illegal or prohibiting or otherwise preventing the consummation of the Merger.

2.3 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) Certificate of Incorporation. At the Effective Time, subject to compliance with Section 6.10, the certificate of incorporation of the Company shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Bylaws. At the Effective Time, subject to compliance with Section 6.10, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.4 Directors and Officers of the Surviving Corporation.

(a) Directors. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers. At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.5 General Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.6 Effect of the Merger on Capital Stock of the Constituent Corporations.

(a) Capital Stock of Merger Sub. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any securities of Parent, Merger Sub or the Company, each share of common stock, par value $0.001 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Capital Stock of the Company.

(i) Company Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any securities of Parent, Merger Sub or the Company, each Company Share issued and outstanding immediately prior to the Effective Time (other than Canceled Company Shares and any Dissenting Company Shares) shall be canceled and extinguished and automatically converted into the right to receive a cash amount equal to the Offer Price (the “Merger Consideration”), without any interest thereon and subject to any required withholding Taxes. The Merger Consideration shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after the date hereof and prior to the Effective Time. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, extinguished and cease to exist, and each holder of a Certificate or Book-Entry Share theretofore representing any Company Shares (other than Dissenting Company Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or transfer thereof in accordance with the provisions of Section 2.7. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time; and if, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(ii) Canceled Company Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any securities of Parent, Merger Sub or the Company, each Company Share that is owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise) (“Canceled Company Shares”) shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(iii) Dissenting Company Shares.

(A) Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised and perfected their statutory rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 2.6. Such Company Stockholders shall be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon and subject to any required withholding Taxes, upon surrender of the certificate or certificates that formerly evidenced such Company Shares in the manner provided in Section 2.7.

(B) The Company shall give Parent (1) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Company Shares and (2) the opportunity and right (at Parent’s sole election) to direct and control all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares.

2.7 Payment of Merger Consideration.

(a) Payment Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”).

(b) Exchange Fund. Promptly following the Effective Time (but in no event later than one (1) Business Day after the Effective Time), Parent shall deposit (or cause to be deposited) the aggregate

Merger Consideration with the Payment Agent, for payment to the Company Stockholders pursuant to the provisions of this Article II (such cash amount being referred to herein as the “Exchange Fund”).

(c) Payment Procedures. Promptly following the Effective Time, Parent and Merger Sub shall cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates representing Company Shares (other than Canceled Company Shares and Dissenting Company Shares) (the “Certificates”) or non-certificated Company Shares other than Canceled Company Shares and Dissenting Company Shares represented by book-entry (“Book-Entry Shares”), which immediately prior to the Effective Time represented outstanding Company Shares (other than Canceled Company Shares and Dissenting Company Shares) (i) a letter of transmittal in customary form as agreed to between the Company and Parent prior to the consummation of the Offer (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or transfer of the Book-Entry Shares to the Payment Agent) and (ii) instructions for use in effecting the surrender of the Certificates or transfer of Book-Entry Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon (i) surrender of Certificates for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or (ii) receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of the transfer as the Payment Agent may reasonably request) in the case of a transfer of Book-Entry Shares, the holders of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of each Company Share formerly represented by such Certificate or Book-Entry Share pursuant to the provisions of this Article II, and the Certificates so surrendered or Book-Entry Shares so transferred shall forthwith be canceled. The Payment Agent shall accept such Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of such Certificates or transfer of Book-Entry Shares pursuant to this Section 2.7. Until so surrendered or transferred, outstanding Certificates or Book-Entry Shares (other than Canceled Company Shares and Dissenting Company Shares) shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II.

(d) Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if Merger Consideration is to be paid in a name other than that in which the surrendered Certificate or transferred Book-Entry Shares are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the surrendered Certificate or transferred Book-Entry Shares are registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer or such Book-Entry Shares are properly transferred and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer or other Taxes required by reason of the payment of Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer or other Taxes have been paid or are otherwise not payable.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to this Article II; provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) Required Withholding. Each of the Payment Agent, Merger Sub, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under U.S. federal or state, local or non-U.S. law. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares on the date that is six (6) months after the Effective Time shall be delivered to Parent (or its designee) upon demand, and any Company Stockholders who have not theretofore surrendered their Certificates or transferred their Book-Entry Shares evidencing such Company Shares for exchange pursuant to the provisions of this Section 2.7 shall thereafter look for payment of the Merger Consideration payable in respect of the Company Shares evidenced by such Certificates or Book-Entry Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

2.8 Necessary Further Action. In the event that, at any time from and after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Corporation shall take all such lawful and necessary action on behalf of the Company and Merger Sub to accomplish the foregoing. From and after the Effective Time, the directors and officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as expressly set forth in (x) the SEC Reports filed or furnished (as applicable) prior to the date hereof (other than any predictive, cautionary or forward looking disclosures contained under the captions “Risk Factors”, “Forward Looking Statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature or any disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) only to the extent that it is reasonably apparent from the text of such reports in the foregoing that such disclosure is applicable to any section or subsection of this Article III; provided, however, that the foregoing clause (x) shall not apply to the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.12 and 3.30, and (y) the disclosure schedule delivered by the Company to Parent on the date of this Agreement prior to the execution hereof (the “Company Disclosure Schedule”), which disclosure shall be deemed to qualify or provide disclosure in response to (i) the specific section or subsection of this Article III that specifically corresponds to the section or subsection of the Company Disclosure Schedule in which any such disclosure is set forth, and/or (ii) any other section or subsection of this Article III only to the extent that it is reasonably apparent from the text of such disclosure that such disclosure is applicable to such other section or subsection of this Article III, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under Delaware Law. The Company has the requisite power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets except where the failure to have such power or authority would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent (i) true, correct and complete copies of the certificate of incorporation and bylaws or other constituent governing documents, as amended to date, of the Company and (ii) true, correct and complete copies in all material respects of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings, and any action taken by written consent, of the Company Stockholders, the Company Board and each committee of the Company Board, for which minutes (or drafts) have been prepared, excluding any minutes related to this Agreement and the transactions contemplated hereby, and any minutes related to the solicitation or discussion of proposals to acquire the Company and related strategic process, in each case occurring at any time during the two (2) years prior to the date of this Agreement. The Company is not in violation of its certificate of incorporation or bylaws in any material respect.

3.2 Authorization and Enforceability.

(a) The Company has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder, subject to the satisfaction of the conditions of Section 251(h) of the DGCL.

(b) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (including the Offer and the Merger) have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby (including the Offer and the Merger) other than the filing and recordation of appropriate merger documents as required by the DGCL and as set forth in Section 3.3, and assuming the conditions of Section 251(h) of the DGCL have been satisfied.

(c) At a meeting duly called and held prior to the execution of this Agreement, the Company Board has, upon the terms and subject to the conditions set forth herein unanimously resolved to adopt each of the Board Actions, which have not subsequently been rescinded or modified in any way. Prior to making the determinations and effecting the approvals set forth in this Section 3.2(c), the Company Board has received the opinion of Barclays Capital Inc. to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the consideration to be offered to the holders of the Company Shares in the proposed Offer and Merger, together and not separately, is fair, from a financial point of view, to such holders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

(d) At a meeting duly called and held at which all members of the Compensation Committee of the Company Board (the “Compensation Committee”) were present, the Compensation Committee (i) duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) promulgated under the Exchange Act, (A) each Company Stock Plan, (B) the treatment of Company Options and Company RSUs in accordance with the terms set forth in this Agreement, the applicable Company Stock Plan and any applicable Employee Plan, (C) the terms of Section 6.9, and (D) each other Employee Plan that under the terms of this Agreement is required to be set forth in Section 3.17(a) of the Company Disclosure Schedule which resolutions have not been rescinded, modified or withdrawn in any way and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) promulgated under the Exchange Act with respect to the foregoing arrangements. Each member of the Compensation Committee is an “independent director” within the meaning of the requirements of Rule 14d-10(d) promulgated under the Exchange Act.

(e) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

3.3 Required Governmental Consents. No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”) any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Offer and the Merger), except (a) the filing and recordation of the Certificate of Merger with the Delaware Secretary of State and such filings with any other Governmental Authorities to satisfy the applicable Laws of states and foreign jurisdictions in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act, (c) Consents required under, and compliance with any applicable requirements of the HSR Act and applicable foreign Antitrust Laws and (d) such other Consents, the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.4 Conflicts. Assuming the conditions of Section 251(h) of the DGCL have been satisfied and that the Consents set forth in Section 3.3 have been obtained or made, the execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby (including the Offer and the Merger) and the compliance by the Company with any of the provisions hereof do not and will not (a) violate, conflict with, or result in the breach of or constitute a default under any provision of the certificates of incorporation or bylaws or other constituent governing documents of the Company or any of its Subsidiaries, (b) except as set forth in Section 3.4(b) of the Company Disclosure Schedule, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the right to modify any of the material terms in, any Material Contract, (c) violate or conflict with any applicable Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (d) result in the creation of any Lien, other than Permitted Encumbrances, upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.5 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 Company Shares and (ii) 5,000,000 shares of Company Preferred Stock. As of January 25, 2015, (A) 107,117,937 Company Shares were issued and 77,396,490 Company Shares were outstanding, none of which are subject to a repurchase, forfeiture or other similar right (the “Company Restricted Shares”), (B) no shares of Company Preferred Stock were issued and outstanding, and (C) 29,721,447 Company Shares were held by the Company as treasury shares. All outstanding Company Shares are duly authorized, validly issued, fully paid, non-assessable and free of any preemptive rights. Since January 25, 2015, the Company has not issued any shares of Company Capital Stock other than pursuant to the exercise in accordance with their terms as in effect on the date hereof of Company Options and Company RSUs outstanding as of the date hereof.

(b) Section 3.5(b) of the Company Disclosure Schedule sets forth, with respect to each outstanding Company Option as of the close of business on January 26, 2015, the name (or employee number) of the holder of such option, the number of Company Shares issuable upon the exercise of such option, the exercise price of such option, the expiration date of such option, the date on which such option was granted, the vesting schedule for such option, the Company Stock Plan under which such Company Option was granted and whether such option is intended to qualify as an incentive stock option as defined in Section 422 of the Code. The Company has provided Parent with an accurate schedule setting forth, with respect to each outstanding Company RSU as of January 25, 2015, the name of the holder of such award, the number of Company Shares subject to such award, the date of grant of such award, the Company Stock Plan under which such Company RSU was granted and the applicable vesting and/or settlement schedule.

(c) As of January 25, 2015, 14,886,922 Company Shares were reserved for future issuance pursuant to stock awards not yet granted under the Company Stock Plans and, since such date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options or Company RSUs, other than as permitted by Section 5.2(b). True, correct and complete copies of the form of the standard equity award agreements under the Company Stock Plans and each agreement for each Company Option and/or Company RSU that does not conform to the standard equity award agreements under the Company Stock Plans have been made available by the Company to Parent. Except as set forth in Section 3.5(c) of the Company Disclosure Schedule, no Company Options or Company RSUs have been granted or are outstanding except under and pursuant to a Company Stock Plan. Each grant of Company Options and Company RSUs was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with all applicable Laws and recorded on the financial statements of the Company in accordance with GAAP consistently applied. No Company Option has an exercise price that was less than the fair market value of the Company Shares as of the date such Company Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, determined in accordance with the regulations and guidance under Code Section 409A.

(d) No grants of outstanding options involve “back dating” with respect to the effective date of grant.

(e) Except as set forth in this Section 3.5, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights, subscriptions, calls, rights of first refusal, preemptive rights, convertible securities, or other rights, commitments or agreements to acquire from the Company, or that obligate the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, other than pursuant to the exercise and delivery of Company Shares pursuant to the Company ESPP, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the Company Capital Stock, being referred to collectively as “Company Securities”) or (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Company Securities, other than pursuant to the exercise and delivery of Company Shares pursuant to the Company ESPP. There are no outstanding Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligate the Company to grant, extend or enter into any such agreements relating to Company Securities. The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(f) Neither the Company nor any of its Subsidiaries is a party to any Contracts restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any securities of the Company.

(g) There are no outstanding contractual commitments of the Company or any of its Subsidiaries which obligate the Company or its Subsidiaries to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

3.6 Subsidiaries.

(a) Section 3.6(a) of the Company Disclosure Schedule contains a true, complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company. Except for the Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

(b) Each of the Company’s Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except in each case where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company’s Subsidiaries has the requisite power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets except for where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation and bylaws or other constituent governing documents, as amended to date, of each of the Company’s Subsidiaries. None of the Company’s Subsidiaries is in violation of its certificate of incorporation, bylaws or other applicable constituent governing documents, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid, non-assessable and are free of preemptive rights and (ii) except as set forth on Section 3.6(c) of the Company Disclosure Schedule, are owned, directly or indirectly, by the Company, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business in any material respect.

(d) There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights, subscriptions, calls, rights of first refusal, convertible securities, or other rights, commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities or (v) Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

3.7 SEC Reports. Since January 1, 2013, the Company has timely filed or furnished (as applicable) all forms, reports and documents with the SEC that have been required to be so filed or furnished (as applicable) by it under applicable Law (all such forms, reports and documents, together with any other forms, reports or other documents filed or furnished (as applicable) by the Company with the SEC (the “SEC Reports”). Each SEC Report complied as of its filing date as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and with all applicable provisions of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), each as in effect on the date such SEC Report was filed. True and complete copies of all SEC Reports filed prior to the date hereof, whether or not required under applicable Law, have been made available to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Neither the Company nor any Subsidiary of the Company has received from the SEC or any other Governmental Authority any written comments or questions with respect to any of the SEC Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Authority of any SEC Reports (including the financial statements included therein). None of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any SEC Report. Neither the Company nor any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

3.8 Financial Statements and Controls.

(a) The consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the SEC Reports (including the Company Financial Information) and any related notes thereto, in each case (i) have been (and will be, with respect to SEC Reports filed or furnished after the date hereof) prepared in accordance with GAAP consistently applied by the Company during the periods and at the dates involved (except as may be indicated in the notes thereto), (ii) fairly present (and will present, with respect to SEC Reports filed or furnished after the date hereof), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations, comprehensive income (loss), convertible preferred stock and stockholders (deficit) equity and cash flows for the periods then ended, (iii) in all material respects have been prepared from and are in accordance with and accurately reflect the consolidated financial position and books and records of the Company and its Subsidiaries as of the dates thereof and (iv) complied with or will comply with, as the case may be, as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(b) The Company has established and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15 under the Exchange Act), which are effective in ensuring that information required to be disclosed by the Company in the Company SEC Reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(c) The Company and each of its Subsidiaries has established and maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a-15 under the Exchange Act) which are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board, (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Since January 1, 2013, neither the Company nor any of its Subsidiaries nor to the Company’s Knowledge the Company’s independent auditors have identified or been made aware of (A) any material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (C) any claim or allegation regarding any of the foregoing and (iv) ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

(e) Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in any accounting or auditing practices in violation of applicable Law, other than any complaint, allegation, assertion or claim arising after the date of this Agreement with respect to which the audit committee, after good faith investigation, has made a good faith determination that such complaint, allegation, assertion or claim is immaterial. Since January 1, 2013, no current or former attorney representing the Company or any of its Subsidiaries has reported in writing evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.

(f) To the Company’s Knowledge, since January 1, 2013 (i) no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Laws, in each case of the type described in Section 806 of the Sarbanes-Oxley Act, by the Company or any of its Subsidiaries, other than any complaint, allegation, assertion or claim arising after the date of this Agreement with respect to which the audit committee, after good faith investigation, has made a good faith determination that such complaint, allegation, assertion or claim is immaterial and (ii) neither the Company nor any of its Subsidiaries has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(g) The Company is in compliance in all material respects with all applicable and effective provisions of the Sarbanes-Oxley Act and the Dodd-Frank Act.

3.9 Schedule 14D-9; Offer Documents.

(a) The Schedule 14D-9, when filed with the SEC, will comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Schedule 14D-9 is filed with the SEC, amended or supplemented or first published, sent or given to the Company Stockholders, and immediately prior to the Expiration Time, the Schedule 14D-9 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their officers, directors, Affiliates, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9.

(b) None of the information supplied in writing by the Company or its officers, directors, Affiliates, representatives, agents or employees expressly for inclusion in Offer Documents will, at the time any Offer Document is filed with the SEC, amended or supplemented or first published, sent or given to the Company Stockholders, and immediately prior to the Expiration Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.10 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries included in the SEC Reports filed prior to the date of this Agreement, (b) Liabilities incurred in the ordinary course of business after the date of the Balance Sheet, (c) Liabilities under this Agreement, (d) Liabilities incurred in connection with the transactions contemplated by this Agreement (including the Offer and the Merger) (e) Liabilities in existence as of the date of the Balance Sheet not required to be reflected in the financial statements in accordance with GAAP, and (f) other Liabilities that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

3.11 Absence of Certain Changes.

(a) From the date of the Balance Sheet through the date of this Agreement, there has not been or occurred, nor does there exist, any Company Material Adverse Effect.

(b) From the date of the Balance Sheet through the date of this Agreement, except as otherwise expressly permitted by this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and, (ii) neither the Company nor any of its Subsidiaries has taken, or omitted to take, any action that, if taken, or omitted to be taken, after the date of this Agreement, would constitute a breach of Sections 5.2(a), (c), (e), (f), (g), (j), (k), (l), (m), (n), (o), (q), (r), (s), (u), (v), (y), (z) or (bb)(ii).

3.12 Material Contracts.

(a) For purposes of this Agreement, a “Material Contract” shall mean each of the following Contracts in force as at the date hereof:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to the Company and its Subsidiaries;

(ii) any employment or consulting Contract (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) with any Employee or member of the Company Board providing for an annual base compensation in excess of $200,000 that is not terminable upon notice by the Company or any of its Subsidiaries, without cost or other Liability, except for amounts earned prior to the time of termination;

(iii) any Collective Bargaining Agreement;

(iv) any plan, including any stock option plan, stock appreciation rights plan, stock incentive plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby (including the Offer and the Merger) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including the Offer and the Merger);

(v) other than with respect to an Adopter Agreement, any Contract containing any covenant, commitment or other obligation (A) limiting in any material respect the right of the Company or any of its Subsidiaries to compete with any Person or engage in any line of business or, to make use of any Company Intellectual Property, (B) granting any exclusive rights, (C) containing a “most favored nation” or similar provision, (D) otherwise prohibiting or limiting in any material respect the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, (E) guaranteeing the availability of technical support, or any other maintenance or support service, for a period greater than one (1) year from the Closing Date, other than Ordinary Course Licenses or Standard IP Core Licenses, (F) that the Company knows or reasonably should have known would trigger an allocation event for any of the Company customers, (F) requiring the Company or any of its Subsidiaries to purchase or receive NAND components and/or wafers at the direction of a customer for that customer’s sole benefit, (G) requiring the Company or any of its Subsidiaries to enforce, or assist in the enforcement of, Intellectual Property Rights on behalf of any Person or (H) granting a Person (other than any Subsidiary of the Company) the right to manufacture all or part of Company Products, other than on behalf of the Company or any of its Subsidiaries;

(vi) any Contract (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of Assets that individually or in the aggregate, have a value greater than $250,000, (B) relating to the disposition or encumbrance of Intellectual Property Rights (other than a Permitted Encumbrance) during the five (5) year period prior to the date of this Agreement, or (C) pursuant to which the Company or any of its Subsidiaries will acquire or dispose of any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;

(vii) any Contract (including any amendments thereto) with any Material Customer or Material Supplier or (B) IP Core License Agreement (including any amendments thereto) with any Person other than a Material Customer or Material Supplier pursuant to which royalties or other fees paid, payable, or received by the Company or any of its Subsidiaries for the fiscal year ended December 31, 2014 are in excess of $1,000,000;

(viii) other than with respect to an Adopter Agreement, any Contract with any standards body or patent pool entity that would obligate the Company or its Subsidiaries to grant licenses, waivers, releases or covenants not to sue to or otherwise impair or limit its control of any Company Intellectual Property;

(ix) any Contract pursuant to which a third party has licensed or granted any right to the Company or any of its Subsidiaries in any Technology or Intellectual Property Rights or agreed to provide any services (including hosted services) related to Technology or Intellectual Property Rights to the Company or any of its Subsidiaries, or an option to receive any of the foregoing, other than (i) any licenses for commercially available, off-the-shelf software (including software licensed through software as a service arrangements) for which the Company and its Subsidiaries have paid less than $250,000 in the aggregate; (ii) licenses of Open Source Software; (iii) non-exclusive trademark licenses entered into in the ordinary course of business for marketing and cross-promotion purposes; and (iv) Adopter Agreements (such list of Contracts being the “In-Licenses”);

(x) other than Ordinary Course Licenses and Standard IP Core Licenses, any Contract pursuant to which the Company or its Subsidiaries provides or agrees to provide Source Code to any third party for any Company Product, including any Contract pursuant to which the Company or any of its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any Source Code that includes Company Intellectual Property;

(xi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts of the Company or any of its Subsidiaries relating to the borrowing of money or extension of credit, in each case in excess of $250,000, other than loans to direct or indirect wholly owned Subsidiaries of the Company, in each case in the ordinary course of business consistent with past practice;

(xii) any settlement Contract other than (A) releases entered into with former employees or independent contractors of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, (B) settlement Contracts involving only the payment of cash (which has been paid) in an amount that does not exceed $100,000 (other than such settlement Contracts involving in any way Intellectual Property Rights), or (C) Standard Form Settlement Contracts;

(xiii) any Lease of Leased Real Property and any Contract for the purchase, sale, or future lease, sublease, license, sublicense or other use of real property;

(xiv) any Contract (other than Contracts with employees, consultants or independent contractors relating to employment or the provision of services) for the purchase of materials, supplies, goods, services, equipment or other assets that is not terminable by the Company or any Subsidiary of the Company without material penalty on ninety (90) days written notice by the Company or its Subsidiaries, which required, resulted in, or is reasonably likely to require or result in (A) annual payments by the Company and its Subsidiaries in the fiscal years ended December 31, 2013 or December 31, 2014 of $500,000 or more or (B) aggregate payments by the Company and its Subsidiaries of $2,500,000 or more (it being understood that for purposes of calculating the amount of any such payments with respect to any master services agreements, only payments under currently active purchase orders shall be included in such calculation);

(xv) any Contract (A) with a Governmental Authority or (B) where the Company or any Subsidiary of the Company is acting as a subcontractor (at any tier) to another Person in connection with a Contract between such Person and a Governmental Authority; and

(xvi) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination or breach of which would, individually or in the aggregate, have a Company Material Adverse Effect, in each case which has not otherwise been disclosed pursuant to Sections 3.12(a)(i)-(xv) above.

(b) Section 3.12(b) of the Company Disclosure Schedule contains a list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound, and identifies each subsection of Section 3.12(a) that describes such Material Contract. True and complete copies of all such Material Contracts (including all exhibits and schedules thereto) have been (i) publicly filed with the SEC or (ii) made available to Parent.

(c) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, and except as set out in Section 3.12(c) of the Company Disclosure Schedule neither the Company nor any of its Subsidiaries party thereto, nor, to the Company’s Knowledge, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, the Company has not received written notice from any other party to any Material Contract that such third party intends to terminate any Material Contract.

3.13 Permits. The Company and its Subsidiaries have, and are in compliance with the terms of, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to occupy and operate each Leased Real Property and to conduct their businesses as currently conducted (“Permits”). All such Permits are valid and in full force and effect, and no suspension or cancellation of any such Permits is pending or, to the Company’s Knowledge, threatened, except for such invalidity, noncompliance, suspensions or cancellations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.14 Litigation. As of the date of this Agreement, there is no Legal Proceeding pending or, to the Company’s Knowledge, threatened (a) against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries, including the Assets and the Leased Real Property that (i) involves an amount in controversy in excess of $250,000, (ii) seeks material injunctive relief, (iii) seeks to impose any legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and its Subsidiaries substantially as it was operated immediately prior to the date of this Agreement or (iv) individually or in the aggregate with all other pending or threatened Legal Proceedings, would reasonably be expected to have a Company Material Adverse Effect, or (b) against any current or former director or officer of the Company or any of its Subsidiaries (in their respective capacities as such), whether or not naming the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor any of their respective properties, including the Assets and the Leased Real Property, is subject to any outstanding Order that would, individually or in the aggregate, (A) be or reasonably be expected to be, material to the business, operations, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken together as a whole, or (B) reasonably be expected to materially impede the ability of the Company to consummate the transactions contemplated by this Agreement (including the Offer and the Merger) in accordance with the terms hereof and applicable Law.

3.15 Taxes.

(a) Each of the Company and its Subsidiaries has prepared and timely filed all U.S. federal, state, local and non-U.S. income, corporation and franchise Tax Returns and all other material Tax Returns required to be filed by it, and such Tax Returns in all respects are true, correct and complete in all material respects in accordance with applicable Law.

(b) Each of the Company and its Subsidiaries has (i) timely paid all Taxes it is required to pay, and (ii) timely withheld (and timely paid over any withheld amounts to the appropriate Governmental Authority) all Taxes required to withheld by it.

(c) Neither the Company nor any of its Subsidiaries had any material liabilities for unpaid Taxes as of the date of the Balance Sheet that had not been accrued or reserved on such Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Balance Sheet other than in the ordinary course of business consistent with past practice.

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax.

(e) No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any proposed audit or other examination. No material adjustment relating to any Tax Return filed by the Company has been proposed by any Governmental Authority which has not been fully paid, otherwise resolved or adequately reserved in the consolidated financial statements of the Company filed or furnished with the SEC Reports. No written claim has ever been made by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction.

(f) There are no Liens on the Assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Encumbrances.

(g) Neither the Company nor any of its Subsidiaries has (a) ever been a member of an affiliated, consolidated, combined, aggregate or unitary group (including within the meaning of Code §1504(a)) filing a consolidated Tax Return (other than a group the common parent of which was the Company), (b) ever been a party to any Tax sharing or allocation agreement other than any such agreement the only parties to which are the Company and one or more Subsidiaries of the Company, (c) any liability for the Taxes of any person (other than the Company or a Subsidiary of the Company) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign applicable Law), or as a result of filing Tax Returns on a consolidated, combined, or unitary basis with such person or (d) any liability for the Taxes of any person (other than the Company or a Subsidiary of the Company) as a transferee or successor, by Contract, by operation of applicable Law or otherwise other than pursuant to any commercial Contract entered into in the ordinary course of business consistent with past practice, the principal purpose of which is not the allocation of sharing of Taxes.

(h) The Company and each of its Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order (each, a “Tax Incentive”), and, to the Company’s Knowledge, the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(i) Since January 1, 2012, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j) Neither the Company nor any of its Subsidiaries has engaged in a listed transaction under Treas. Reg. § 1.6011-4(b)(2).

3.16 Environmental Matters. The Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws. No action, proceeding, amendment procedure, writ, injunction, claim or other Legal Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Subsidiary of the Company, or that is reasonably likely to result in the imposition of, any material liability or obligation arising under any Environmental Law upon the Company or any of its Subsidiaries.

3.17 Employee Benefit Plans.

(a) For purposes hereof, “Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, retirement (including early retirement and supplemental retirement), disability, insurance, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), written formal severance, termination, retention, change of control and other similar material bonus, material fringe, or material welfare or benefit plans, programs or policies maintained or contributed to for the benefit of or relating to any Employee, or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate has any material Liability. Section 3.17(a) of the Company Disclosure Schedule contains a list of all Employee Plans. With respect to each Employee Plan, the Company has made available to Parent complete and accurate copies of (A) the three most recent annual reports on Form 5500 required to have been filed with the IRS for each Employee Plan under ERISA, the Code or applicable Law in connection with such Employee Plan, including all schedules and financial statements attached thereto; (B) the most recent determination letter or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (C) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (D) any related trust agreements, insurance Contracts, insurance policies or other documents of any funding arrangements with respect to such plans; (E) all Contracts relating to each Employee Plan, including all material administrative service agreements with respect to such plans; (F) all discrimination tests for each Employee Plan for the most recent plan year; (G) any notices to or from the IRS or any office or representative of the DOL or any similar Governmental Authority relating to any material compliance issues in respect of any such Employee Plan in the past two (2) years; (H) if the Employee Plan is funded, the most recent annual and periodic accounting of Employee Plan assets; and (I) all material amendments, modifications or supplements to any such document.

(b) Each Employee Plan has been maintained, adopted, operated and administered in compliance in all material respects with its terms and with all applicable Law, including the applicable provisions of ERISA, the Code and the codes of practice issued by any Governmental Authority. To the extent legally required, each International Employee Plan, if any, that the Company has adopted has been approved by the relevant taxation and other Governmental Authorities.

(c) Each Employee Plan that is intended to be “qualified” under Section 401 of the Code has received a current favorable determination letter (or opinion letter, if applicable) from the IRS to such effect and no fact, circumstance or event has occurred or currently exists that would reasonably be expected to materially and adversely affect the qualified status of any such Employee Plan.

(d) The Company and its respective Subsidiaries have timely made all contributions, premiums and other payments required to be made with respect to any Employee Plan under applicable Law, any applicable Collective Bargaining Agreement and the terms of such Employee Plan. To the Company’s Knowledge, (i) no event has occurred and (ii) there currently exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries reasonably could be expected to be subject to any material liability under the ERISA, the Code or codes of practice issued by any Governmental Authority, Collective Bargaining Agreement or any other applicable Law. Except as required by applicable Law or the applicable Employee Plan document, neither the Company nor any of its Subsidiaries has any legally binding commitment to amend or establish any new Employee Plan or to increase any benefits under any Employee Plan, or to maintain any such benefits or the level of any such benefits generally for any period.

(e) There are no Legal Proceedings pending or, to the Company’s Knowledge, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits.

(f) None of the Company, any of its ERISA Affiliates, or, to the Company’s Knowledge, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(g) Neither the Company nor any ERISA Affiliate has or could reasonably be expected to have any liability with respect to any (1) a “defined benefit plan” (as defined in Section 414 of the Code), (2) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA), (4) a “funded welfare plan” within the meaning of Section 419 of the Code or (5) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

(h) No Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar state, local or foreign law or at the sole cost of the former employee.

(i) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Offer or the Merger) will, either alone or in conjunction with any other event, except as specifically provided in this Agreement, (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment or vesting of any such benefit or compensation, or (iv) result in any forgiveness of indebtedness or trigger any funding obligation under any Employee Plan.

(j) Neither the Company nor any ERISA Affiliate has violated Section 402 of the Sarbanes-Oxley Act of 2002.

(k) Except as stated in Section 3.17(k) of the Company Disclosure Schedule, all Contracts of employment or for services with any employee of the Company or any ERISA Affiliate who provides services outside the United States, or with any director, independent contractor or consultant of or to the Company or any of its Subsidiaries can be terminated on ninety (90) days’ notice or less given at any time without giving rise to any material claim for damages, severance pay, or compensation (other than a statutory redundancy payment or notice period applicable by virtue of applicable Law or compensation for unfair dismissal applicable by virtue of law or any equivalent remedy under applicable local law or pursuant to any written agreement provided to Parent prior to the date hereof).

(l) Except as required by applicable Law, no condition or term under any relevant Employee Plan exists which would prevent Parent or the Surviving Corporation or any of its Subsidiaries from terminating or amending any Employee Plan, including any International Employee Plan at any time for any reason without material liability to Parent or the Surviving Corporation or any of its Subsidiaries (other than ordinary administration expenses or routine claims for benefits).

(m) There is no Contract to which the Company or any of its Subsidiaries is a party, which, individually or collectively, could, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant Section 280G of the Code and no director, officer, employee or independent contractor of the Company is entitled to receive any gross-up or additional payment by reason of the tax required by Section 4999 of the Code being imposed on such person.

(n) All Contracts of employment or for services with any employee of the Company or any ERISA Affiliate who provides services outside the United States, or with any director, independent contractor or consultant of or to the Company or any of its Subsidiaries can be terminated by thirty (30) days’ notice or less given at any time without giving rise to any claim for damages, severance pay, or compensation (other than a statutory redundancy payment or notice period applicable by virtue of applicable Law or compensation for unfair dismissal applicable by virtue of law or any equivalent remedy under applicable local law or pursuant to any written agreement provided to Parent prior to the date hereof).

(o) Each Employee Plan and Contract, between the Company or any ERISA Affiliate and any Employee, in each case, that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state law equivalent) and the regulations and guidance thereunder (“Section 409A”) has been at all times since January 1, 2005 (or, if later, the date it became effective) in material operational compliance with Section 409A and at all times since January 1, 2009 (of, if later, the date it became effective) in documentary compliance with Section 409A in all material respects. There is no Contract or plan to which the Company or any of its Subsidiaries is a party covering any Employee, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Employee for Tax related payments under Section 409A.

3.18 Labor Matters.

(a) As of the date of this Agreement, to the Knowledge of the Company, no current employee of the Company or any Company Subsidiary at the level of Vice-President or above or making $200,000 or more in annual base compensation has provided written notice that he or she intends to terminate his or her employment, consulting, or independent contractor relationship.

(b) Neither the Company nor any of its Subsidiaries is a party to or bound by any Contract between or applying to, one or more employees or any labor organization, union, trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation or any equivalent national or sectoral agreement (each, a “Collective Bargaining Agreement”). Other than any counter party to a Collective Bargaining Agreement, to the Company’s Knowledge, there is no labor organization, union, trade union, works council, group of employees or any other employee representative body which represents employees of the Company or any of its Subsidiaries with respect to their employment with the Company or any of its Subsidiaries. There are no pending activities or proceedings or, to the Company’s Knowledge, threatened or reasonably anticipated by any labor organization, union, trade union, works council, group of employees or other employee representative body to organize any such employees. There are no lockouts, strikes, slowdowns, work stoppages, material labor disputes or, to the Company’s Knowledge, reasonably anticipated threats thereof by or with respect to any employees of the Company or any of its Subsidiaries.

(c) To the Knowledge of the Company, there are no material labor or employment grievances or arbitrations outstanding against the Company or any of its Subsidiaries before a Governmental Authority; nor are there any unfair labor practice complaints pending, or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries before the National Labor Relations Board or any court, tribunal or other Governmental Authority, or any current union representation questions involving employees of the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries have complied in all material respects with applicable Law and Orders relating to employment, employment practices, including terms and conditions of employment, classification of persons as independent contractors or employees and as exempt or non-exempt, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work. The employment of each employee of the Company and its Subsidiaries is terminable at will without material cost or liability to the Company or its Subsidiaries, except for amounts earned prior to the time of termination, other than pursuant to agreements (or forms thereof) provided to Parent prior to the date hereof or for severance or other benefits required by applicable Laws.

(e) Except as would not, individually or in the aggregate, be or reasonably be expected to be material to the business, operations, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, (i) individuals who are or were performing consulting or other services for the Company or any of its Subsidiaries have been classified correctly in all material respects by the Company or its Subsidiaries as either “independent contractors” (or comparable status in the case of any of its foreign Subsidiaries) or “employees” as the case may be, (ii) at the Effective Time, with respect to those individuals still performing consulting services for the Company or its Subsidiaries as of the Effective Time, such individuals will qualify for such classification and (iii) all individuals who are or were classified as employees as of the Effective Time have been correctly classified as exempt or non-exempt, as the case may be, under the Fair Labor Standards Act or other applicable Laws.

(f) Within the last twelve months, neither the Company nor any Subsidiary of the Company has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act or similar foreign, state or local applicable Law (collectively, the “WARN Act”), issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act with respect to which any obligation remains unsatisfied.

(g) There are no complaints, charges or other Legal Proceedings by or against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened before any Governmental Authority based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or engagement or failure to employ or engage by the Company or any of its Subsidiaries, of any individual. Neither the Company nor any Subsidiary of the Company has received notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment Laws, such as those regulating the wages and hours of work, child labor, discrimination or fair employment practices, immigration, affirmative action, or occupational health and safety, to conduct an investigation or notice that such an investigation is in progress.

(h) Except as would not, individually or in the aggregate, be or reasonably be expected to be, material to business, operations, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken together as a whole, (i) the current employees of the Company and its Subsidiaries are authorized and have appropriate documentation to work in each jurisdiction in which such employees are working, and (ii) each of the employees of the Company and its Subsidiaries who is working in a jurisdiction where he or she is not a citizen or permanent resident of such jurisdiction is authorized under applicable local immigration Laws to work in his or her current position for the Company or any of its Subsidiaries and no such employee requires authorization from any Governmental Authority to be employed in his or her current position by the Company or any of its Subsidiaries.

(i) Except as may otherwise be required by applicable Law, neither the Company nor any of its Subsidiaries is subject to any obligation under applicable Law to inform and/or consult with any labor organization, union, trade union, works council, group of employees or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement, the transactions contemplated hereby and/or the Closing.

(j) To the Knowledge of the Company, no Employee of the Company or any of its Subsidiaries is in material violation of any term of any employment or consulting Contract, nondisclosure Contract,

fiduciary duty, noncompetition agreement, restrictive covenant or other similar obligation: (i) to the Company or any Subsidiary of the Company or (ii) to a former employer or engager of any such individual, in each such instance, relating (A) to the right of such individual to work for the Company or any Subsidiary of the Company or (B) to the knowledge or use of trade secrets or proprietary information.

3.19 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 3.19(b) of the Company Disclosure Schedule contains a true, complete and accurate list of all of the existing leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries, as of the date of this Agreement, uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”). The Company has made available to Parent true, correct and complete copies of all Leases (including all modifications, amendments, supplements, consents, waivers and side letters thereto). To the Company’s Knowledge, each Lease is in full force and effect in accordance with its terms and the Company and/or its Subsidiaries have and own good and valid leasehold estates in each Leased Real Property, free and clear of all Liens other than Permitted Encumbrances.

(c) Section 3.19(c) of the Company Disclosure Schedule contains a list of all of the existing written Leases entered into by the Company or any of its Subsidiaries granting to any Person, other than the Company or any of its Subsidiaries, any subleasehold estate, license to use or occupy, or other right, now or in the future, in any of the Leased Real Property.

(d) Neither the Company nor any of its Subsidiaries is in breach of or default under any Lease, and, to the Company’s Knowledge, no event has occurred that with notice or lapse of time or both would constitute a material breach or default thereunder by the Company or any of its Subsidiaries or any other party thereto.

3.20 Tangible Personal Property. The machinery, equipment, furniture, fixtures and other tangible property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under Contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens (other than Permitted Encumbrances); provided, however, that the foregoing shall not be deemed a representation or warranty regarding the infringement, misappropriation or sufficiency of Intellectual Property Rights or Technology, which shall be addressed exclusively in Section 3.21 of this Agreement.

3.21 Intellectual Property.

(a) Section 3.21(a) of the Company Disclosure Schedule contains a list of (i) all Company Products and (ii) all Domain Names owned by the Company or any of its Subsidiaries.

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth as of the date hereof a true and complete list of all Registered Intellectual Property owned by or filed in the name of the Company or any of its Subsidiaries, indicating for each item the registration or application number, the applicable filing jurisdiction, and the status of such application or registration (“Company Registered Intellectual Property”). Except as specified on Section 3.21(b) of the Company Disclosure Schedule, each item of Company Registered Intellectual Property has not expired, been cancelled, or been abandoned and is subsisting and, to the Company’s Knowledge, valid and enforceable. The Company or one of its Subsidiaries is listed in the records of the appropriate United States, state or foreign authority as the sole owner for each item of Company Registered Intellectual Property. There are no Legal Proceedings pending (including before the United States Patent and Trademark Office or Patent Trial and Appeal

Board or any equivalent authority of either anywhere in the world but excluding those pertaining to prosecution of Intellectual Property Rights (and communications attendant thereto) between Company or its Subsidiaries and the relevant Governmental Entity in the ordinary course of prosecution) relating to any of the Company Registered Intellectual Property. All necessary registration, maintenance and renewal fees currently due have been paid, and all necessary documents, recordations and certificates have been filed, for the purposes of maintaining the Company Registered Intellectual Property. To the Company’s Knowledge, there are no materials, information, facts or circumstances, including any materials, information, facts or circumstances that would constitute prior art, that would render any of the Company Registered Intellectual Property invalid or unenforceable or that would materially affect any pending application for any Company Registered Intellectual Property.

(c) All Company Intellectual Property that is owned by the Company or any of its Subsidiaries is owned free and clear of all Liens other than Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has granted to any Person a joint ownership interest of, or has granted or permitted any Person to retain, any exclusive rights that remain in effect in, any Company Intellectual Property. Neither the Company nor any of its Subsidiaries has transferred to any Person during the five (5) year period prior to the date of this Agreement, ownership of any Intellectual Property Right that was Company Intellectual Property.

(d) To the Company’s Knowledge, the Company and its Subsidiaries own or are validly licensed to all rights necessary to exploit all Intellectual Property Rights and Technology that are used in or otherwise necessary or sufficient for the conduct of their respective businesses as presently conducted and as presently contemplated to be conducted, and rights under all In-Licenses shall survive unchanged following the consummation of the transactions contemplated by this Agreement without the payment of any additional amounts or consideration by the Company or its Subsidiaries other than ongoing fees, royalties or payments that the Company and its Subsidiaries would otherwise have been required to pay had the consummation of the transactions contemplated by this Agreement not occurred.

(e) To the Company’s Knowledge, neither the Company Products, nor the conduct of the business of the Company or its Subsidiaries as it has been conducted over the past three (3) years and as it is currently conducted, has infringed, diluted or misappropriated the Intellectual Property Rights of any Person, or has violated any right of any Person (including any right to privacy or publicity), or constitutes, unfair competition or trade practices under any applicable Law. No Legal Proceeding has been filed against the Company or any of its Subsidiaries by, and none of the Company or its Subsidiaries has received written or, to the Company’s Knowledge, express oral notice from, any Person in the three (3) years prior to the date hereof (i) challenging the scope, ownership, validity or enforceability of the Company Intellectual Property, or (ii) in which it is alleged that any Company Product or the operation or conduct of the business of the Company or any of its Subsidiaries, infringes dilutes or misappropriates the Intellectual Property Rights of any Person, violates the rights of any Person (including any right to privacy or publicity), or constitutes unfair competition or trade practices under any applicable Law.

(f) To the Company’s Knowledge, no Person is misappropriating, infringing, diluting or violating any Company Intellectual Property that is material to the business of the Company and its Subsidiaries. None of the Company or its Subsidiaries has brought any claims, suits, arbitrations or other Legal Proceedings or adversarial proceedings before any court, Governmental Authority or arbitral tribunal against any Person with respect to any Company Intellectual Property which remain unresolved as of the date hereof.

(g) In each case in which the Company or any of its Subsidiaries has acquired or purported to acquire ownership of any Intellectual Property Rights or Technology from any Person, in each case, that is material to the conduct of the businesses of the Company and its Subsidiaries as currently conducted, the Company or any of its Subsidiaries, as the case may be, has obtained a valid and enforceable assignment sufficient, without the need for further payment or other compensation, to irrevocably transfer all such Intellectual Property Rights and Technology to the Company or any of its Subsidiaries (including waivers of Moral Rights to the fullest extent allowed under applicable Law), and, in the case of any such Intellectual Property Rights that are Registered Intellectual Property, the Company or any of its Subsidiaries has recorded each such assignment with respect thereto with the relevant Governmental Authority.

(h) The Company and its Subsidiaries have taken commercially reasonable measures necessary to obtain, maintain and protect Company Intellectual Property (including its Trade Secrets) and the Trade Secrets provided to the Company or any of its Subsidiaries by any other Person. Without limiting the generality of the foregoing, the Company and its Subsidiaries have, and enforce, a policy requiring each current and former employee, consultant and independent contractor involved in the creation of Intellectual Property Rights or Technology for any of them to execute proprietary information and confidentiality agreements or consulting agreements which (i) assign to the Company or its Subsidiaries (to the extent assignable, and if not assignable, waive to the extent waivable) all right, title and interest (including the sole right to enforce) in any Intellectual Property Rights created or developed by such employee, consultant or contractor in the course of employment or providing services to the Company or its Subsidiaries and (ii) provide reasonable protection for Trade Secrets of the Company and its Subsidiaries. To the Company’s Knowledge, all such current and former employees, consultants and independent contractors of the Company or its Subsidiaries have executed such an agreement. No Affiliate or current or former partner, director, stockholder, officer, or employee of the Company or its Subsidiaries will, after giving effect to the transactions contemplated hereby, own or retain any rights to use any of the Company Intellectual Property.

(i) Except as specified on Section 3.21(i) of the Company Disclosure Schedule, the Company or its Subsidiaries is not subject to any agreement with, any patent pool entity or standards body that would obligate the Company or its Subsidiaries to grant licenses, waivers, releases or covenants not to sue to or otherwise impair or limit its control of any Company Intellectual Property. To the Company’s Knowledge, the Company and its Subsidiaries are in material compliance with all obligations to identify, submit or declare Company Intellectual Property pursuant to the agreements that the Company is obligated to set forth on Section 3.21(i) of the Company Disclosure Schedule.

(j) Except as specified on Section 3.21(j) of the Company Disclosure Schedule, no funding, or, to the Company’s Knowledge, facilities, resources or personnel of any Governmental Authority or educational institution were used by the Company or its Subsidiaries to develop or create, in whole or in part, any of the Company Intellectual Property.

(k) All IP Contracts are in full force and effect and enforceable in accordance with their terms. Neither the Company nor any of its Subsidiaries is, nor, to the Knowledge of Company, is any other party to any IP Contract, in material breach of any IP Contract. The consummation of the transactions contemplated hereby (including the Offer and the Merger), will not, pursuant to any IP Contract result in (i) the release of any Source Code or other proprietary Technology of the Company or its Subsidiaries or the Surviving Corporation or in the granting of any right or licenses to any Company Intellectual Property to any third party, (ii) Parent, any of its Affiliates or the Surviving Corporation granting to any third party any incremental right to or with respect to, or non-assertion under, any Intellectual Property Rights owned by, or licensed to, any of them, (iii) Parent, any of its Affiliates or the Surviving Corporation, being bound by, or subject to, any incremental non-compete or other incremental restriction on the operation or scope of their respective businesses, (iv) Parent, any of its Affiliates or the Surviving Corporation being obligated to pay any incremental royalties or other amounts, or offer any incremental discounts, to any third party or (v) the Surviving Corporation or its Subsidiaries being required under a Contract to procure or attempt to procure from Parent or any of its Subsidiaries a license grant to, or covenant not to assert in favor of, any Person. As used in this Section 3.21, an “incremental” right, non-compete, restriction, royalty or discount refers to a right, non-compete, restriction, royalty or discount, as applicable, in excess, whether in terms of contractual term, contractual rate or scope, of those that would have been required to be offered or granted by the Company, any of its Subsidiaries, Parent, any of its Affiliates or the Surviving Corporation, as applicable, had the parties to this Agreement not entered into this Agreement or consummated the transactions contemplated hereby.

(l) All use and distribution of Company Products and any Open Source Materials by the Company or its Subsidiaries is in full compliance with all Open Source Licenses applicable thereto, including all copyright notice and attribution requirements. Section 3.21(l) of the Company Disclosure Schedule lists all Open Source Materials incorporated in or combined with any Company Product by or for the Company or its Subsidiaries, including in development or testing thereof, and describes (1) the manner in which such Open Source Materials were used, (2) whether (and, if so, how) the Open Source Materials were modified by or for the Company or its Subsidiaries, (3) whether the Open Source Materials were or are distributed by or for the Company or its Subsidiaries, and (4) how such Open Source Materials are integrated with or interacts with the Company Products or any portion thereof. Except as set forth in Section 3.21(l) of the Company Disclosure Schedules, the Company or its Subsidiaries has not: (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Company Products; (ii) distributed Open Source Materials in conjunction with or for use with any Company Products; or (iii) used Open Source Materials in a manner that (I) causes or requires the Source Code for any proprietary Software in any Company Products, any portion thereof, or any other Company Intellectual Property to be subject to Copyleft Licenses (or any of the obligations or attributes thereof as specified in (i) through (iv) of the definition thereof); or (II) causes or requires any Trade Secret of any Person to become publicly disclosed.

(m) Section 3.21(m) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or its Subsidiaries has deposited, or is or may be required to deposit, with an escrow agent or any other Person, any Source Code that is Company Intellectual Property. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) has resulted in, or will or would reasonably be expected to result in, the disclosure or delivery by the Company or its Subsidiaries or any Person acting on their behalf to any Person of any Source Code that was or is Company Intellectual Property under such Contract.

(n) No Legal Proceeding by any Person is pending against the Company or any of its Subsidiaries, and no written notice, or to the Company’s Knowledge, express oral notice, of any such claim or complaint has been received by the Company or any of its Subsidiaries in the prior three (3) years, in each case, with respect to any material warranty claim relating to any Company Products (including with respect to any delay, defect, deficiency, or security or service level failure of any product, or quality of any service) or with respect to the breach of any Contract (including any Out-License) under which such Company Products have been supplied or provided. Each Company Product has within the past three (3) years been and currently is in material conformity with all applicable Law.

(o) Section 3.21(o) of the Company Disclosure Schedule sets forth any material known bugs, defects and errors in the Company Products as of the date of this Agreement that have caused or reasonably would be expected to cause an epidemic failure. No Company Product contains any undisclosed disabling codes or instructions, “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs or other software routines or hardware components (“Contaminants”) that (i) enable or assist any person to access without authorization or disable or erase the Company Products, or (ii) otherwise materially adversely affect the functionality of the Company Products.

(p) There are no consents, settlement agreements, judgments, orders or similar obligations that do or may: (i) restrict the rights of the Company or its Subsidiaries to use, transfer, license or enforce any of the Company Intellectual Property, (ii) restrict the conduct of the business of, including any payments by or conditions on, the Company or its Subsidiaries in order to accommodate a third party’s Intellectual Property Rights or (iii) grant any third party any right with respect to any Company Intellectual Property, other than Standard Form Settlement Contracts. The Company and its

Subsidiaries have taken commercially reasonable steps consistent with industry standard practices and implemented commercially reasonable procedures consistent with industry standard practices to ensure that information technology systems used in connection with the operation of the Company and its Subsidiaries are free from Contaminants. The Company and its Subsidiaries have commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the business and have taken commercially reasonable steps consistent with industry standard practices to safeguard the information technology systems utilized in the operation of their respective businesses as they are currently conducted. To the Knowledge of the Company, within the past three (3) years there have been no unauthorized intrusions or material breaches of the security of such information technology systems.

(q) With respect to the Company Products and all services provided by the Company or its Subsidiaries, the Company is in compliance in all material respects with all applicable contractual commitments relating to any of express or implied warranties relating thereto, and such Company Products and services comply in all material respects with the Company’s or its Subsidiaries published product specifications and with all regulations, certification standards and other requirements of any applicable Governmental Authority or Person. To the Knowledge of the Company, the Company has no liability for replacement or modification of any Company Products or other damages in connection therewith, other than in the ordinary course of business consistent with past practice not exceeding $25,000. There is no presently pending or threatened Legal Proceeding relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any Company Product.

(r) The Company and its Subsidiaries provide accurate notice of their privacy practices on all of its and their websites (“Privacy Policies”). The Company’s and its Subsidiaries privacy practices conform, and have within the past three (3) years conformed, in all material respects to the then-applicable Privacy Policies. The Company and its Subsidiaries have been and are in compliance in all material respects with all applicable Laws relating to (a) the privacy of users of the Company Products and all of the Company’s and its Subsidiaries’ websites, and (b) the collection, use, storage and disclosure of any personally identifiable information collected or stored by the Company or its Subsidiaries or by third parties acting on Company’s or its Subsidiaries’ behalf or having authorized access to the Company’s or its Subsidiaries’ records, including personally identifiable information with respect to the Company’s or its Subsidiaries’ employees. To the Knowledge of the Company, there has been no unauthorized access to, unauthorized disclosure of, or other misuse of any such personally identifiable information collected by the Company or its Subsidiaries. The Company and its Subsidiaries have within the past three (3) years been and currently are in compliance in all material respects with applicable Laws relating to electronic communications privacy, law enforcement access, reporting of illegal content, and data retention.

3.22 Compliance with Laws. The Company and each of its Subsidiaries are in compliance with, and since January 1, 2013 have not received written notice of any default or violation of, any Laws and Orders applicable to the Company and its Subsidiaries or such properties or to the conduct of the business or operations of the Company and its Subsidiaries, except for such violations or noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.23 Export Control and Import Laws.

(a) To the Company’s Knowledge, (i) the Company and each of its Subsidiaries have complied in all material respects with all applicable export and reexport control laws and regulations (“Export Controls”), including but not limited to the Export Administration Regulations maintained by the U.S. Department of Commerce, trade and economic sanctions maintained by the Treasury Department’s Office of Foreign Assets Control, the International Traffic in Arms Regulations maintained by the Department of State and any applicable anti-boycott compliance regulations, and the export and reexport control laws and regulations applicable in any other jurisdiction from which the Company and each of its Subsidiaries have exported or reexported, (ii) neither the Company nor any of its Subsidiaries has knowingly sold, exported, reexported, transferred, diverted, or otherwise disposed of any products, software, or technology (including products derived from or based on such technology) to any destination, entity, or person prohibited by the Laws or regulations of the United States or any other country, without obtaining prior authorization from the competent Governmental Authorities as required by those Laws and regulations, (iii) the Company and its Subsidiaries are in compliance in all material respects with all applicable U.S. and foreign import laws and regulations (“Import Restrictions”), including but not limited to Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

(b) To the Company’s Knowledge, the Company and its Subsidiaries have complied in all material respects with all terms and conditions of any license issued or approved by the Directorate of Defense Trade Controls of the United States Department of Defense, the Bureau of Industry and Security of the United States Department of Commerce, or the Office of Foreign Assets Control which is or has been in force since January 1, 2009.

(c) To the Company’s Knowledge, except pursuant to valid licenses, the Company and its Subsidiaries have not released or disclosed controlled technical data or technology to any foreign national whether in the United States or abroad.

(d) No action, proceeding, writ, injunction, claim, request for information, subpoena or other Legal Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to any export or import activity of the Company or any Subsidiary of the Company. No voluntary self-disclosures have been filed by or for the Company or any of its Subsidiaries with respect to possible violations of Export Controls and Import Restrictions.

(e) To the Company’s Knowledge, there is not any fact or circumstance that could reasonably result in any liability for violation of Export Control and Import Restrictions.

(f) To the Company’s Knowledge, the Company and its Subsidiaries have maintained in all material respects all records required to be maintained in the Company’s and its Subsidiaries’ possession as required under the Export Control and Import Restrictions.

3.24 Anti-Corruption and Anti-Bribery Laws.

(a) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other Persons acting on their behalf) has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful payments to political parties or candidates for political office, made any unlawful payment to foreign or domestic government officials or employees or made any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, or taken any action, in each case that would cause it to be in violation of any applicable Anti-Corruption or Anti-Bribery Laws.

(b) To the Company’s Knowledge, there are no pending or threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other Legal Proceedings brought by a Governmental Authority against the Company with respect to any Anti-Corruption and Anti-Bribery Laws, except for any such claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits or other Legal Proceedings arising after the date of this Agreement with respect to which the Company’s audit committee, after a good faith investigation, has made a good faith determination that such claim, charge, investigation, violation, settlement, civil or criminal enforcement action, lawsuit or other Legal Proceeding is immaterial.

3.25 Customers; Suppliers.

(a) Customers. Section 3.25(a) of the Company Disclosure Schedule sets forth a list of all customers of the Company and its Subsidiaries with at least $1,500,000 in revenue for the fiscal year ended December 31, 2014 (each, a “Material Customer”). Such list includes the revenue from each Material Customer for the fiscal year ended December 31, 2014. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written or, the Company’s Knowledge, express oral notice from any Material Customer that such customer shall not continue as a customer of the Company (or the Surviving Corporation or Parent) or that such customer intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent).

(b) Suppliers. Section 3.25(b) of the Company Disclosure Schedule sets forth a list of the suppliers and vendors of the Company and its Subsidiaries with whom the Company and its Subsidiaries have spent at least $1,500,000 (i) during the fiscal year ended December 31, 2014, other than professional service providers (each, a “Material Supplier”). Such list includes the total cost of items purchased by the Company per supplier during the fiscal year ended December 31, 2014. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, express oral notice from any Material Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Parent) or that such supplier intends to terminate or materially modify existing Contracts with the Company (or the Surviving Corporation or Parent).

3.26 Related Party Transactions. Except as set forth in the SEC Reports or compensation, indemnification or other employment arrangements entered into between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, in the ordinary course of business consistent with past practice, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.27 Brokers. Other than Barclays Capital Inc., the fees and expenses of which will be paid by the Company there is no, and will be no, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated hereby (including the Offer and the Merger).

3.28 No Rights Plan. The Company has no stockholder rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

3.29 State Anti-Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are accurate, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement and the transactions contemplated hereby and thereby. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s certificate of incorporation and bylaws is, or at the Effective Time will be, applicable to the Company Shares, the Merger or the other transactions contemplated by this Agreement.

3.30 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent and Merger Sub in connection with the transactions contemplated hereby. Notwithstanding the foregoing, nothing set forth herein shall limit or otherwise impair the rights of Parent and Merger Sub under this Agreement or applicable Law arising out of fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Organization and Good Standing. Parent is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authorization and Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder (including the Offer and the Merger). The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Offer and the Merger) have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize, adopt or approve this Agreement and the transactions contemplated hereby (including the Offer and the Merger). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and (b) is subject to general principles of equity.

4.3 Required Governmental Consents. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Offer and the Merger), except (a) the filing and recordation of the Certificate of Merger with the Delaware Secretary of State and such filings with Governmental Authorities to satisfy the applicable Law of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) compliance with any applicable requirements of the HSR Act and applicable requirements under foreign Antitrust Laws and (d) such other Consents, the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4 Conflicts. The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Offer and the Merger) and the compliance by Parent and Merger Sub with any of the provisions hereof do not and will not (a) violate or conflict with any provision of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under any note, bond, mortgage, indenture, lease, license, agreement or other instrument, obligation or other Contract to which Parent and Merger Sub, as the case may be, is a party or by which it or any of their respective properties or assets may be bound, (c) assuming compliance with the matters referred to in Section 4.3, violate or conflict with any Law, Order or any rule or regulation of any securities exchange on which Parent’s common stock is listed for trading applicable to Parent or Merger Sub or by which any of their properties or assets are bound, (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5 Offer Documents; Schedule 14D-9.

(a) The Offer Documents, when filed with the SEC, will comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Offer Documents are filed with the SEC, amended or supplemented or first published, sent or given to the Company Stockholders, and immediately prior to the Expiration Time, the Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its officers, directors, Affiliates, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Offer Documents.

(b) None of the information supplied by Parent, Merger Sub or their officers, directors, representatives, agents or employees expressly for inclusion in the Schedule 14D-9 will, on the date the Schedule 14D-9 is first sent to the Company Stockholders or at the Expiration Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.6 Ownership of Company Capital Stock. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.7 Financing. Parent has delivered to the Company true and complete fully executed copies of the commitment letter, dated as of January 26, 2015 among Parent and Jefferies Finance LLC, including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent) have severally committed to lend the amounts set forth therein to Parent (the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement except as permitted pursuant to Section 6.15. As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent or contingencies (other than pursuant to the “market flex” provisions of the Fee Letter (as defined in the Commitment Letter), a true and complete copy of which (redacted in a manner acceptable to the Financing Parties only as to the matters indicated therein) has been provided to the Company by Parent) related to the obligations of the Financing Parties to fund the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, Parent and Merger Sub will have at the Offer Closing and the Closing, sufficient cash on hand, together with the net proceeds contemplated from the Financing, sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the aggregate Offer Price and the aggregate Merger Consideration. As of the date of this Agreement, (i) no event has occurred which would constitute a material breach or default (or an event which with notice or lapse of time or both would constitute a default) on the part of Parent under the Commitment Letter or, to the knowledge of Parent, any other party to the Commitment Letter, and (ii) subject to the satisfaction of the Offer Conditions, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing and any other funds necessary for the satisfaction of all of

Parent’s and Merger Sub’s obligations under this Agreement and the payment of all fees and expenses reasonably expected to be incurred in connection therewith will not be available to Parent at the Acceptance Time. Except for fee letters with respect to fees and related arrangements with respect to the Financing, of which Parent has delivered a true, correct and complete copy to the Company prior to the date hereof (other than with respect to redacted fee information, but which fee information does not relate to the amounts (excluding any “market flex”, including the form of original issue discount or upfront fees) or conditionality of, or contain any conditions precedent to, the funding of the Financing), as of the date hereof there are no side letters or other agreements, Contracts or arrangements related to the Financing, or the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter and delivered to the Company prior to the date hereof. Parent has fully paid or will fully pay all commitment fees or other fees required to be paid in connection with the Financing.

4.8 Legal Proceedings. There is no claim, suit, action, proceeding, investigation of any nature or other Legal Proceeding pending or, to the knowledge of Parent, threatened, against Parent, Merger Sub or any Subsidiary of Parent challenging the validity or propriety of the transactions contemplated by this Agreement (including the Offer and the Merger), which, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.9 Cash; Indebtedness. Parent and its subsidiaries, collectively, have at least $225 million of unrestricted cash on hand. Parent has outstanding no material indebtedness for borrowed money or preferred stock (or direct or indirect guarantee or other credit support in respect thereof) other than, at the Closing, the indebtedness contemplated by or permitted under the Commitment Letter.

4.10 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. Notwithstanding the foregoing, nothing set forth herein shall limit or otherwise impair the rights of the Company under this Agreement or applicable Law arising out of fraud.

ARTICLE V

CONDUCT OF COMPANY BUSINESS

DURING PENDENCY OF TRANSACTION

5.1 Affirmative Obligations of the Company. Except (a) as expressly contemplated or expressly required by this Agreement, (b) as set forth in Schedule 5.1 or Schedule 5.2 to this Agreement or (c) as consented to in advance by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (x) the Effective Time and (y) the termination of this Agreement pursuant to Article VII, the Company and each of its Subsidiaries shall (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Law and (ii) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees and (C) preserve, in all material respects, its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

5.2 Restrictions on Company Business. Except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as set forth in Schedule 5.2 to this Agreement or (iii) as consented to in advance by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of (x) the Effective Time and (y) the termination of this Agreement pursuant to Article VII, the Company shall not, and shall not permit any of its Subsidiaries to do any of the following:

(a) adopt any amendments to or amend its certificate of incorporation or bylaws or comparable organizational documents;

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except for the issuance and sale of Company Shares pursuant to Company Options, Company RSUs, options to purchase Company Shares under the Company ESPP or other equity awards outstanding prior to the date hereto in accordance with their terms as of the date hereof, and except for the granting of Company RSUs and Company Options promised in connection with new hires in the ordinary course of business, to the individuals, and in the amounts, disclosed in writing to Parent prior to the date hereof;

(c) grant, confer, award, take action to accelerate the vesting or settlement of, or promise or announce an intention to grant, confer, award, take action to accelerate the vesting or settlement of, any Company Options, Company RSUs, Company Restricted Shares, any other equity or equity-related award or other rights to acquire the capital stock of the Company or any of its Subsidiaries (including any dividend equivalent rights or phantom stock units denominated in Company Shares), whether settled in cash or Company Shares, or take action to accelerate the vesting or payment of any such rights;

(d) acquire, repurchase or redeem, directly or indirectly, or amend any Company Securities other than in connection with (A) the forfeiture or expiration of outstanding Company Options, Company RSUs, Company Restricted Shares, any other equity or equity-related award or other rights to acquire the capital stock of the Company or any of its Subsidiaries and (B) the withholding of Company Shares to satisfy Tax obligations with respect to the exercise of Company Options or vesting of Company RSUs pursuant to any obligations contained in the Employee Plans;

(e) other than cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of the Company’s wholly owned Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(f) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the transactions contemplated hereby, including the Offer and the Merger);

(g) (i) incur or assume any long-term or short-term debt for borrowed money or issue any debt securities, except for (A) short-term debt for borrowed money incurred to fund operations of the business and capital leases in the ordinary course of business consistent with past practice and (B) loans or advances to, by or between direct or indirect wholly owned Subsidiaries, (ii) assume, guarantee or endorse the obligations of any other Person except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company, (iii) make any loans or advances to any other Person in excess of $35,000 except for travel advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, and for loans or advances to or between direct or indirect wholly owned Subsidiaries, or (iv) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible;

(h) Subject to Section 5.2(b) and (c) above, except as may be required by applicable Law or by the terms of any Employee Benefit Plan or Contract as in effect on the date hereof or as set forth on Schedule 5.2(h), enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, restricted stock, restricted stock unit, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee of the Company or any Subsidiary of the Company, pay any special bonus or special remuneration to any director, officer or employee of the Company or any Subsidiary of the Company, or pay any benefit not required by any plan or arrangement as in effect as of the date hereof;

(i) hire any officer, employee or independent contractor making in excess of $250,000 cash compensation per year, terminate the employment or engagement of any such officer, employee or independent contractor other than for cause, or promote any officer or employee of the Company or any Subsidiary of the Company, in each case other than in the ordinary course of business consistent with past practice;

(j) waive, release, or limit any restrictive covenant obligation (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation) of any current or former employee or independent contractor of the Company or any Subsidiary of the Company;

(k) forgive any loans to any employees, officers or directors of the Company or any of its Subsidiaries, or any of their respective Affiliates or Associates;

(l) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans or agreements subject to the Employee Plans or any other Contract of the Company other than deposits and contributions that are required pursuant to the terms of the Employee Plans or any agreements subject to the Employee Plans as in effect on the date hereof and identified in Section 3.17(a) of the Company’s Disclosure Schedule, other than in the ordinary course of business consistent with past practice;

(m) negotiate, enter into, amend, extend or terminate any Collective Bargaining Agreement;

(n) acquire, sell, transfer, dispose of or enter into any lease or license relating to any material property (including Intellectual Property Rights) or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions, except (i) as required under an existing Contract of the Company or any of its Subsidiaries (and set forth in Section 3.12(a)(viii) of the Company Disclosure Schedule) in accordance with, and to the extent required by, its terms as of the date hereof, (ii) for the sale of goods or the grant of Ordinary Course Licenses, Standard IP Core Licenses or licenses under any Adopter Agreements, in each case with respect to Company Intellectual Property in the ordinary course of business consistent with past practice or (iii) to the Company or a Subsidiary thereof;

(o) except as may be required as a result of a change in applicable Law or in GAAP becoming effective after the date hereof, make any change in any of the accounting principles or practices used by it;

(p) file any U.S. federal income Tax Return, file any material amended Tax Return, file any other material Tax Return in a manner inconsistent with past practice, make or change any material Tax election, settle or compromise any material Tax claim or assessment by any Governmental Authority, change any Tax accounting method or affirmatively surrender any right to claim a Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(q) (i) acquire or license any material Intellectual Property Rights from any third party or (ii) enter into, amend, extend, renew or modify any In-Licenses, in each case, other than Intellectual Property Rights or In-Licenses requiring an expenditure or additional expenditure, as applicable, of less than $250,000;

(r) (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) (ii) modify, amend or exercise any right to renew any Lease or other lease or sublease of real property, or waive term or condition thereof or grant any consents thereunder; (iii) grant or otherwise expressly create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any Leased Real Property or other real property, or any interest therein or part thereof, in each case other than in the ordinary course of business consistent with past practice;

(s) (i) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein, (ii) make any capital contributions to, or any investments in, any other Person (other than direct or indirect Subsidiaries), (iii) authorize, incur or commit to incur any capital expenditure(s), individually or in the aggregate, with obligations to the Company or any of its Subsidiaries in excess of $1,500,000 in any three month period; provided however, that none of the foregoing shall prohibit the Company from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to the Company or its Subsidiaries, taken as a whole;

(t) commence any Legal Proceeding, settle or compromise any pending or threatened Legal Proceeding (except as expressly provided in Section 6.8 and except for the settlement of claims by the Company in the ordinary course of business consistent with past practice involving only cash payments not in excess of $250,000 with respect to any claim or group of related claims, provided that such settlement agreement does not involve any license of, or covenant not to assert, Intellectual Property Rights) or pay, waive, discharge or satisfy or agree to pay, waive, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise) in connection with any pending Legal Proceeding, other than the settlement, compromise, payment, discharge or satisfaction of Legal Proceedings, claims and other Liabilities expressly reflected or reserved against in full on the Balance Sheet (i) involving only the payment of money up to the amount reflected or reserved against on the Balance Sheet, (ii) without the entry of any injunctive relief, (iii) without any admission of wrongdoing or culpability by the Company or any Subsidiary of the Company, and (iv) not involving the grant of any license to Intellectual Property Rights;

(u) except as required by applicable Law or GAAP, revalue in any material respect any of its properties or assets including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(v) except as required by applicable Law, convene any regular or special meeting (or any adjournment or postponement thereof) of the Company Stockholders;

(w) hire any new employee or independent contractor who reasonably would be expected to develop Intellectual Property Rights without requiring such individual to execute the Company’s standard form of confidentiality and inventions assignment agreement;

(x) except as required by applicable Law, terminate or modify or waive in any material respect any right under any Permit;

(y) adopt or otherwise implement any rights plan, “poison-pill” or other comparable agreement designed to have the effect of delaying, deferring or discouraging Parent or Merger Sub from acquiring control of the Company pursuant to this Agreement;

(z) permit any Company Registered Intellectual Property that is owned by the Company or any of its Subsidiaries to become expired, cancelled, or abandoned other than in the ordinary course of business consistent with past practice;

(aa) waive or provide any consent under any “standstill” or similar restrictions contained in any confidentiality or other agreements to which the Company or any of its Subsidiaries is a party; provided, however, that at any time prior to the Offer Closing, the Company may waive or provide a consent under any “standstill” solely to permit a party to make a confidential Acquisition Proposal subject to the terms of, and only to the extent permitted by, Section 6.1;

(bb) (i) enter into any Material Contract that affects the licensing arrangements of design software, which is not in the ordinary course of business consistent with past practice; and (ii) grant a waiver or consent with respect to, amend or modify in any material respect any Material Contract that affects the licensing arrangements of design software, which is not in the ordinary course of business consistent with past practice; or

(cc) enter into a Contract to do any of the foregoing or authorize, commit or agree in any legally binding manner to take any action to do any of the actions in this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation of Competing Acquisition Proposal.

(a) The Company and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal. The Company shall promptly (and in any event within three (3) Business Days following the date hereof) request in writing each Person which has heretofore executed a non-disclosure agreement in connection with its consideration of acquiring the Company or any portion thereof, and received confidential information that is subject to such agreement, to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company.

(b) Subject to Section 6.1(c) and Section 6.2, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company and its Subsidiaries shall not, and shall cause each of their respective directors, officers or other employees, controlled Affiliates, and will direct any investment banker, attorney or other advisors or representatives retained by any of them (collectively, the “Company Representatives”) not to (and shall not authorize any of them to), directly or indirectly, (i) solicit, initiate, knowingly encourage, knowingly assist, knowingly facilitate or knowingly induce the making, submission or announcement of, any proposal or transaction that constitutes or could reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction, (ii) participate or engage in discussions (other than to refer to the provisions of this Section 6.1) or negotiations with any Person (other than Parent or Merger Sub or any designees of Parent or Merger Sub) regarding any proposal or transaction that constitutes or could reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction, or furnish any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or take any other action intended to knowingly encourage, or assist or facilitate, any Person (other than Parent or Merger Sub or any designees of Parent or Merger Sub) that, to the Company’s knowledge, is seeking to make or, in the twelve (12) months prior to the date of this agreement has made, any proposal or transaction that constitutes or could reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction, (iii) enter into any letter of intent, memorandum of understanding, definitive agreement or similar document or Contract or commitment contemplating or otherwise relating to any Acquisition Proposal or Acquisition Transaction (other than any non-disclosure agreement entered into in accordance with Section 6.1(c)), (iv) approve, endorse or recommend any Acquisition Proposal, (v) except to the extent specifically permitted pursuant to Section 5.2(aa), terminate, amend, waive or fail to enforce any rights under any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Parent), or (vi) waive the applicability of all or any portion of Section 203 of the DGCL in respect of any Person (other than Parent and its Affiliates) in relation to any Acquisition Proposal or Acquisition Transaction.

(c) Notwithstanding the limitations set forth in Section 6.1(b), prior to the Acceptance Time, the Company Board may, directly or indirectly through advisors, agents or other intermediaries, subject to the Company’s compliance with the provisions of this Section 6.1, (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide, written Acquisition Proposal that the Company Board concludes in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal and (B) furnish to any Person that has made (and not withdrawn) a bona fide, written Acquisition Proposal any non-public information relating to the Company or any of its Subsidiaries pursuant to a non-disclosure agreement the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement which non-disclosure agreement shall not include any provisions that would prevent or restrict the Company or the

Company Representatives from providing any information to Parent to which Parent would be entitled under any provision of this Agreement (and the Company shall be permitted to negotiate and enter into such a non-disclosure agreement) unless the Company shall, prior to December 21, 2014, already be a party to such an agreement with such third party and shall not include any provision calling for any exclusive right to negotiate with such third party; provided, however, that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) none of the Company or any of its Subsidiaries shall have breached or violated the terms of this Section 6.1 or Section 6.2, (2) the Company Board has determined in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the Company Stockholders under Delaware Law, (3) prior to taking any of the actions set forth in clauses (A) or (B), the Company gives Parent written notice containing the information set forth in Section 6.1(d) to the extent available, and of the Company’s intention to take such actions and (4) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and hereby agree that any violation of the restrictions set forth in this Section 6.1 by any Company Representative shall constitute a breach of this Section 6.1 by the Company. In addition, notwithstanding any other provision of this Agreement, the Company may, following the receipt of an Alternative Proposal, contact the Person who has made such Alternative Proposal to clarify and understand the terms and conditions thereof so as to determine whether such Acquisition Proposal would reasonably be expected to result in a Superior Proposal.

(d) In addition to the obligations of the Company set forth in Section 6.1(b), the Company shall as promptly as practicable, and in all cases within twenty four (24) hours of its receipt, advise Parent in writing of (i) any bona fide Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction or (iii) any inquiry that would reasonably be expected to lead to any Acquisition Proposal or Acquisition Transaction, in each case, including the material terms and conditions of such Acquisition Proposal or Acquisition Transaction, request or inquiry (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry; provided that the Company may redact, and not disclose, the identity of the Person or group making any such Acquisition Proposal if disclosure of such identity would violate the terms of an existing non-disclosure agreement. The Company shall keep Parent promptly and reasonably informed of the status, (including all material amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry. In addition to the foregoing, the Company shall provide Parent with at least twenty-four (24) hours (or such lesser notice as the Company Board or committee receives) prior written notice of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal or Acquisition Transaction, an inquiry relating to a potential Acquisition Proposal or Acquisition Transaction, or a request to provide nonpublic information to any Person in relation to an Acquisition Proposal or Acquisition Transaction.

6.2 Company Board Recommendation.

(a) Subject to the terms of this Section 6.2, the Company Board shall (i) make the Company Board Recommendation and (ii) include the Company Board Recommendation (with respect to the Offer) in the Schedule 14D-9 and permit Parent to include the Company Board Recommendation in the Offer Documents.

(b) Subject to the terms of this Section 6.2, neither the Company Board nor any committee thereof shall (i) fail to make, withhold, withdraw, amend, qualify or modify the Company Board Recommendation, (ii) approve, endorse or recommend an Acquisition Proposal or Acquisition Transaction, (iii) following the date any Acquisition Proposal or any material modification thereto is first made public or sent or given to the Company Stockholders, fail to issue a press release reaffirming the Company Board Recommendation within three (3) Business Days following Parent’s written request to do so, (iv) take any action to exempt or make any person (other than Parent or Merger Sub) not subject to the provisions of Section 203 of the DGCL or any other potentially applicable anti-takeover or similar statute or regulation, (v) within three (3) Business Days following Parent’s written request to do so, fail to publicly recommend against any Acquisition Proposal that is a tender offer or exchange offer for Company Shares within ten (10) Business Days after commencement of such offer (and at all times thereafter during which any such tender offer or exchange offer is pending) and reaffirm the Company Board Recommendation within such ten (10) Business Day-period (and at all times thereafter during which any such tender offer or exchange offer is pending), (vi) fail to include the Company Board Recommendation in the Schedule 14D-9, or (vii) resolve, agree or publicly propose to take any of the foregoing actions (any action described in the preceding clauses (i), (ii), (iii), (iv), (v) or (vi) being referred to herein as a “Company Board Recommendation Change”); provided, however, that, a “stop, look and listen” communication by the Company Board pursuant to and in compliance with Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Company Board Recommendation Change.

(c) Notwithstanding the limitations set forth in this Section 6.2, the Company Board may (A) effect a Company Board Recommendation Change with respect to the Acquisition Proposal described in the following clause (i) at any time prior to the Acceptance Time if (i) the Company Board has received a bona fide, written Acquisition Proposal that constitutes a Superior Proposal that has not been withdrawn, (ii) neither the Company nor any of its Subsidiaries has breached or violated the provisions of Section 6.1 or this Section 6.2 with respect to such Acquisition Proposal or any Person making such Acquisition Proposal (whether or not related to such Acquisition Proposal), (iii) the Company Board has determined in good faith (after consultation with outside legal counsel and after considering any counter-offer or proposal made by Parent pursuant to clause (v) below), that, in light of the foregoing Superior Proposal, the failure by the Company Board to effect a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the Company Stockholders under Delaware Law, (iv) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least three (3) Business Days prior written notice thereof, which notice shall attach such Superior Proposal and state expressly the identity of the Person making such Superior Proposal and all the terms and conditions of such Superior Proposal in reasonable detail and the opportunity to meet with representatives of the Company Board and its outside legal counsel to discuss a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected and (v) Parent shall not have made, within two (2) Business Days after its receipt of the Company’s written notice of its intention to effect a Company Board Recommendation Change, a counter-offer or proposal that the Company Board shall have determined in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) is at least as favorable to Company Stockholders as such Superior Proposal (it being understood and hereby agreed that every subsequent material revision or material modification to any such Superior Proposal shall require a new written notice thereof by the Company to Parent pursuant to the preceding clause (iv) and a new two (2) Business Day “matching” period under the preceding clauses (iv) and (v) following the initial three (3) Business Day “matching” period), and/or (B) following or concurrent with a Company Board Recommendation Change in accordance with clause (A), authorize the Company to terminate this Agreement and enter into a definitive agreement providing for an Acquisition Transaction with respect to a Superior Proposal (if, concurrently with entering into such agreement, the Company terminates this Agreement pursuant to Section 7.1(h)). The Company shall keep confidential any such counter-offers or proposals made by Parent to revise the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extent required to be disclosed in any SEC Reports or applicable Law or stock exchange listing requirement. To the extent that any “matching” period would expire after the Expiration Time, the Expiration Time shall be automatically extended such that it will occur on the first Business Day after the expiration of such “matching” period.

(d) Notwithstanding the limitations set forth in Section 6.2(b) or elsewhere in this Agreement, the Company Board may effect a Company Board Recommendation Change at any time prior to the Acceptance Time in response to an Intervening Event if (i) an Intervening Event has occurred, (ii) neither the Company nor any of its Subsidiaries has breached or violated the provisions of this Section 6.2, (iii) the Company Board shall have determined in good faith (after consultation with outside legal counsel) that, in light of such Intervening Event, the failure by the Company Board to effect a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the Company Stockholders under Delaware Law, (iii) prior to effecting such Company Board Recommendation Change, the Company Board shall have given Parent at least three (3) Business Days prior written notice thereof, which notice shall specify in reasonable detail the facts underlying the Company Board’s determination that an Intervening Event has occurred and the rationale and basis for such Company Board Recommendation Change (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new written notice by the Company to Parent in compliance with this clause (iii) and a new three (3) Business Day period under clause (iv) below) and the opportunity to meet with the Company’s outside legal counsel, all with the purpose and intent of enabling Parent and the Company to discuss in good faith a modification of the terms and conditions of this Agreement so as to obviate the need to effect a Company Board Recommendation Change on the basis of such Intervening Event so that the transactions contemplated hereby may be effected, and (iv) following the expiration of such three (3)-Business Day period, the Company Board shall have determined in good faith (after consultation with outside legal counsel) and after giving consideration to any offer or proposal from Parent, that, in light of such Intervening Event, the failure by the Company Board to effect a Company Board Recommendation Change would reasonably be expected to constitute a breach of its fiduciary duties to the Company Stockholders under Delaware Law.

(e) Nothing in this Agreement shall prohibit the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act. Nothing in this Agreement shall prohibit the accurate disclosure of factual information (and such disclosure shall not be deemed to be a Company Adverse Recommendation Change) regarding (x) the business, financial condition or results of operations of the Company or (y) the fact that a Company Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal to the extent, in the case of each of clauses (x) and (y), (1) the Company in good faith determines that such information, facts, identity and/or terms is required to be disclosed under applicable Law and (2) any such disclosure includes the Company Recommendation without disclosing or effecting a Company Adverse Recommendation Change.

6.3 Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done (and to assist and cooperate with the other party or parties hereto in doing), all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement (including the Offer and the Merger) as expeditiously as reasonably practicable in accordance with the terms hereof, including using reasonable best efforts to (a) subject to Section 6.4(b), cause the conditions to the Offer set forth in Section 1.1(b) and the conditions to the Merger set forth in Section 2.2(b) to be satisfied or fulfilled as soon as reasonably practicable, (b) obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts, if and to the extent specifically requested in writing by Parent, so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated hereby (including the Offer and the Merger), (c) subject to Section 6.4(b), obtain all necessary actions or non-actions, waivers, consents, approvals, Orders and authorizations from Governmental Authorities, the expiration or termination of any applicable waiting periods, making all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Authorities, if any) necessary to consummate the transactions contemplated hereby (including the Offer and the Merger), and (d) execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

6.4 Regulatory Approvals.

(a) Without limiting the generality of Section 6.3, as soon as reasonably practicable (and in any event within ten (10) Business Days) following the date hereof, each of Parent and the Company shall file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby (including the Offer and the Merger) as required by the HSR Act and shall file as soon as reasonably practicable (and in any event within ten (10) Business Days) comparable pre-merger notification filings, forms and submissions with any foreign Governmental Authority that is required by other applicable Antitrust Laws, in each case as Parent may reasonably determine. Each of Parent and the Company shall use reasonable best efforts to promptly (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information or documents that may be required in order to effectuate such filings, and (iii) comply with any request for additional information made by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement (including the Offer and the Merger). If any party hereto or Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement (including the Offer and the Merger), then such party shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Neither Parent nor the Company shall commit or agree (or permit their respective Subsidiaries or Affiliates to commit or agree) with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed). Parent shall have the right to direct, lead, and make final decisions regarding strategy relating to the HSR Act and any other Antitrust Laws of any other jurisdiction in connection with the transactions contemplated hereby consistent with its obligations hereunder, subject to prior good faith consultation with the Company.

(b) Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub or any of their Subsidiaries shall be required to, and the Company and its Subsidiaries may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any material assets or business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, or (ii) impose any material restriction, requirement or limitation on the operation of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries, in each of (i) and (ii) if it would be likely to materially and adversely affect the business of Parent, Company or the Surviving Corporation; provided that, if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on the Company in the event the Closing occurs.

6.5 Anti-Takeover Statutes. Without limiting the generality of the provisions of Section 6.4, in the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement (including the Offer and the Merger), the Company, at the direction of the Company Board, shall use reasonable best efforts to ensure that the transactions contemplated by this Agreement (including the Offer and the Merger) may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement, and otherwise to minimize the effect of such statute or regulation on this Agreement and the transactions contemplated hereby (including the Offer and the Merger).

6.6 Access to Books, Records, Properties and Personnel. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Acceptance Time, the Company shall afford Parent and its accountants, legal counsel and other representatives (including the Financing Parties) reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company; provided, however, that no information or knowledge obtained by Parent in any investigation conducted pursuant to this Section 6.6 shall affect or be deemed to modify or waive (i) any right or claim of the Parent or the Surviving Corporation with respect to any representation or warranty of the Company or a Subsidiary of the Company set forth herein, or (ii) any condition to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.6. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, Order, judgment, decree, or binding agreement entered into prior to the date of this Agreement or may reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege. The parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

6.7 Notification Obligations.

(a) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall give reasonably prompt notice to Parent and Merger Sub (i) upon becoming aware (A) that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or (B) of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in the case of clause (A) or (B) if as a result of such breach the Offer Conditions or the conditions to the Merger set forth in Section 2.2(b) would not be satisfied, (ii) upon receiving any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, or (iii) upon receiving any written notice or other written communication that any Legal Proceedings have commenced, or to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries, that are related to the transactions contemplated by this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.7(a).

(b) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company shall give prompt notice to Parent and Merger Sub of (i) any written communication or, to the Company’s Knowledge, any express oral notice, received by it from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default by the Company under any Material Contract to which the Company or any of its Subsidiaries is a party, or (ii) any written communication or, to the Company’s Knowledge, any express oral notice, received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement (including the Offer and the Merger); provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.7(b) and provided further, that no default of this provision shall occur unless (A) an officer of the Company or a member of the legal department of the Company has actual knowledge of such event and the failure to notify Parent is willful and material, or (B) with respect to matters that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

(c) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, Parent shall give reasonably prompt notice to the Company (i) upon becoming aware (A) that any representation or warranty made by it or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or (B) of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in the case of clauses (A) and (B) if as a result of such breach the closing conditions to the Offer and the Merger would not be satisfied, (ii) upon receiving any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, or (iii) upon receiving any written notice or other written communication that any Legal Proceedings have commenced that are related to the transactions contemplated by this Agreement; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth herein or the conditions to the obligations of the Company to consummate the transactions contemplated hereby, including the Offer and the Merger, or the remedies available to the parties hereunder and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 6.7(c).

6.8 Transaction-Related Litigation.

(a) The Company shall promptly advise Parent in writing of any litigation commenced after the date hereof against the Company or any of its directors by any Company Stockholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby (including the Offer and the Merger) and shall keep Parent reasonably and regularly informed regarding any such litigation.

(b) The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any litigation filed against the Company or any of its directors or officers in connection with any of the transactions contemplated by this Agreement (including the Offer and the Merger), shall reasonably consider Parent’s views with respect to such litigation and shall not settle any such litigation without the prior written consent of Parent; which consent shall not be unreasonably withheld, delayed or conditioned.

6.9 Treatment of Equity Awards.

(a) Vested In-the-Money and Unvested Company Options. At the Offer Closing, each outstanding Company Option that is (1) held by a Person who is, as of immediately prior to the Offer Closing, an employee of the Company or any Subsidiary of the Company, in each case, as of immediately before the Offer Closing, and (2) either (A) vested and exercisable (after giving effect to any vesting that occurs on account of the transactions contemplated by this Agreement) as of immediately before the Offer Closing, with an exercise price of less than the Offer Price (each a “Vested Company Option”) or (B) unvested, unexpired, unexercised and outstanding immediately before the Offer Closing (each an

“Unvested Company Option”) shall be assumed by Parent and converted automatically at the Offer Closing into that number of Parent Options equal to (rounded down to the nearest whole share) the product of (x) the number of shares of Company Shares subject to such Unvested Company Option immediately prior to the Offer Closing, multiplied by (y) the Exchange Ratio, each with an exercise price applicable to the Parent Option (rounded up to the nearest whole cent) equal to the per share exercise price applicable to the Unvested Company Option as of immediately before the Offer Closing divided by the Exchange Ratio; provided, however, that in no case shall the exchange of a Company Option be performed in a manner that is not in compliance with the adjustment requirements of Sections 409A and 424(a) of the Code. The term, vesting schedule and all of the other provisions applicable to such assumed Company Options shall remain unchanged, subject only to any adjustments required for administrative convenience to conform such vesting schedule to the vesting schedules otherwise specified by Parent’s equity incentive plans and that are not adverse to the holder thereof.

(b) All Other Company Options. Effective as of the Offer Closing, each Company Option (or portion thereof) that is not assumed by Parent and converted automatically pursuant to Section 6.9(a) shall, if such Company Option has a per share exercise price greater than the Offer Price, be cancelled without the payment of any consideration therefor, or shall, if such Company Option has a per share exercise price less than the Offer Price, be cancelled in exchange for a cash payment from Parent as soon as practicable (but in any event within fifteen (15) days) following the Offer Closing to the holder thereof equal to the number of shares of Company Shares with respect to which such option is vested and exercisable as of immediately before the Offer Closing multiplied by the excess, if any, of (1) Offer Price, over (2) the per share exercise price for such option. On and after the Offer Closing all options treated under this Section 6.9(b) shall terminate and cease to be outstanding.

(c) Company RSUs. Effective as of the Offer Closing, (i) each Company RSU that is outstanding as of immediately prior to the Offer Closing (after giving effect to any vesting that occurs on account of the transactions contemplated by this Agreement) and that vests as a function of time and not performance and (ii) each Company RSU set forth in Section 6.9(c) of the Company Disclosure Schedule shall be assumed by Parent as a Parent RSU. Each Company RSU so assumed by Parent pursuant to this Section 6.9(c) shall continue to have, and be subject to, the same terms and conditions (including vesting terms) set forth in the applicable Company Stock Plan and the Company RSU agreements relating thereto, as in effect immediately prior to the Offer Closing, except that such assumed Company RSU shall cover that number of whole shares of Parent Common Stock equal to the product of the number of Company Shares underlying such Company RSU immediately prior to the Offer Closing multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock.

(d) Employee Stock Purchase Plan. Effective as of no later than immediately preceding the Offer Closing, the Company shall have terminated the Company ESPP and shall have provided such notice of termination as may be required by the terms of the Company ESPP. Prior to the Offer Closing and the termination date of the Company ESPP, (i) the Company shall have determined the date on which the then-current offering period, if any, shall terminate; and (ii) accumulated payroll deductions on such date shall be used to purchase the applicable number of shares of Company Shares.

(e) Implementation. The Company shall take commercially reasonable actions reasonably necessary to effect the transactions contemplated by this Section 6.9 under the Company Stock Plans, all Company Option agreements, all Company RSU agreements, the Company ESPP including delivering required notices as reasonably determined by the Company and/or resolutions of the Company Board or a committee thereof. Parent shall take all actions necessary to have available for issuance or transfer a sufficient number of shares of Parent Common Stock for delivery upon exercise of the assumed Company Options and assumed Company RSUs.

(f) Form S-8. As soon as practicable after the Effective Time (and in any event no more than ten (10) days after the Effective Time), Parent shall prepare and file with the SEC a registration statement on Form S-8 registering the number of shares of Parent Common Stock issuable upon the exercise of all assumed Company Options and settlement of assumed Company RSUs.

(g) Unless Parent provides written notice to the Company that such 401(k) plan(s) shall not be terminated, the Company shall terminate any and all 401(k) plans maintained by the Company or any ERISA Affiliates, in each case effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent (the “401(k) Termination Date”). The Company shall provide Parent evidence pursuant to resolutions adopted by the appropriate governing committee that the 401(k) plan(s) of the Company and its Subsidiaries have been terminated. If the 401(k) Plan of the Company is terminated pursuant hereto as of the 401(k) Termination Date, Parent shall permit employees of the Company and any of its Subsidiaries who are employed as of the Effective Time (the “Continuing Employees”) to roll over their account balances (including loan notes) to a 401(k) Plan of Parent or an Affiliate.

(h) Unless the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2, the Company shall consult in good faith with Parent, and give reasonable and good faith consideration to any comments made by Parent in respect thereof, prior to sending any material broad based written communications (including electronic communications) to the employees of the Company or any of its Subsidiaries regarding this Agreement or any of the transactions contemplated hereby (including the Offer or the Merger). In addition, except in the ordinary course of business consistent with past practice, the Company shall not make any material representations or material commitments to any employees of the Company or any of its Subsidiaries that would bind Parent or the Company following the Closing, solely in their capacity as employees, without the prior written consent of Parent.

(i) The Company shall (and shall cause its Subsidiaries to) comply with all applicable provisions of the Transfer Regulations and other similar country-specific legal standards or applicable Laws in respect of all Continuing Employees. In furtherance and not in limitation of the preceding sentence, the Company shall (and shall cause its Subsidiaries to) comply with all required obligations under the Transfer Regulations and other similar country-specific legal standards or applicable Laws, or as otherwise requested by Parent, to notify and/or consult with the Continuing Employees or the applicable employee representatives, unions, works councils or other employee representative bodies, if any, and shall keep Parent reasonably informed of such notifications and/or consultations. “Transfer Regulations” means the Council Directive 77/187/EEC of 14 February 1977 on the approximation of the laws of the Member States of the European Union relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses, as amended, and the legislation and regulations of any Member States of the European Union implementing the foregoing.

(j) For a period of one (1) year following the Effective Time, Parent shall or shall cause the Surviving Corporation to either (i) provide the employees of the Company and the Company Subsidiaries who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period by Parent, the Surviving Corporation or any of their respective Subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to the compensation and benefits provided by the Company and the Company Subsidiaries as of the Effective Time or (ii) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Parent, the Surviving Corporation or their respective Subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to those provided to similarly situated employees of Parent and its Subsidiaries.

(k) For purposes of determining eligibility to participate in, and non-forfeitable rights under any employee benefit plan or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries (including for purposes of vacation eligibility), but not for purposes of benefit accrual under any defined benefit pension plan of Parent or any of its Subsidiaries, Covered Employees shall receive service credit for service with the Company (and with any predecessor or acquired entities or any other entities for which the Company granted service credit) as if such service had been completed with Parent; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(l) To the extent applicable, Parent shall or shall cause the Surviving Corporation and any of their respective Subsidiaries to waive any pre-existing condition limitation on participation and coverage applicable to any Covered Employee or any of his or her covered dependents under any health or welfare plan of Parent or the Surviving Corporation or any of their respective Subsidiaries (a “New Plan”) in which such Covered Employee or covered dependent shall become eligible to participate after the Effective Time to the extent such Covered Employee or covered dependent was no longer subject to such pre-existing condition limitation under the corresponding Employee Benefit Plan in which such Covered Employee or such covered dependent was participating immediately before he or she became eligible to participate in the New Plan. Parent shall or shall cause the Surviving Corporation or the relevant Subsidiary of either to provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Effective Time and during the calendar year in which the Effective Time occurs under any Employee Benefit Plan in satisfying any applicable co-payment and deductible requirements for such calendar year under any New Plan in which such Covered Employee participates after the Effective Time.

(m) This Section 6.9 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.9 express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.9 or is intended to be, shall constitute or be construed as an amendment to or modification of the Employee Plans of the Company, Parent or any of their respective Affiliates or limit in any way the right of the Company, Parent or any of their respective Affiliates to amend, modify or terminate any Employee Plan. Nothing in this Section 6.9 shall limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to terminate the employment of any Continuing Employee at any time following the Effective Time.

(n) Required Consents. Prior to the Effective Time, the Company (acting through its Compensation Committee) will take all steps that may be necessary or advisable to obtain all consents and waivers as may be required from any award holder to effect this Section 6.9 in conformity with all applicable equity plans.

6.10 Company Director and Officer Indemnification and Insurance.

(a) Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors, officers, employees, fiduciaries or agents (the “Company Indemnified Parties”) in effect on the date of this Agreement (the “Indemnification Agreements”) for a period of six (6) years after the Effective Time. During such period, such provisions for indemnification shall remain in full force and effect, and Parent shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would adversely affect the rights thereunder of any individual who at any time on or prior to the Effective Time was a director, officer, employee, fiduciary or agent of Company or its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), unless such modification is required by Law; provided, however, that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six (6)-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Any Indemnification Agreements shall be assumed by the Surviving Corporation in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.

(b) For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance as of the date of this Agreement, on terms with respect to the coverage and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on the date of this Agreement; provided, however, that the Surviving Corporation may, at its option, substitute therefor policies of Parent, the Surviving Corporation or any of their respective Subsidiaries containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance, provided further, however, that in satisfying its obligations under this Section 6.10(b) Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of two hundred fifty percent (250%) of the amount paid by the Company for coverage for its last full fiscal year (such two hundred fifty percent (250%) amount, the “Maximum Annual Premium”) (which premiums the Company represents and warrants to be as set forth in Section 6.10(b) of the Company Disclosure Schedule), provided, that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance and for an amount not to exceed two hundred and fifty percent (250%) of the amount paid by the Company for coverage for its last full fiscal year. In the event that the Company does not purchase the Tail Policy, Parent may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance. In the event that the Company purchases such a Tail Policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.10(b) for so long as such Tail Policy shall be maintained in full force and effect.

(c) If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(d) Except as required by applicable Law, the obligations under this Section 6.10 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Company Indemnified Party (or any other person who is a beneficiary under the D&O Insurance or the Tail Policy referred to in Section 6.10(b) (and their heirs and representatives)) without the prior written consent of such affected Company Indemnified Party or other person who is a beneficiary under the D&O Insurance or the Tail Policy referred to in Section 6.10(b) (and their heirs and representatives). Each of the Company Indemnified Parties or other persons who are beneficiaries under the D&O Insurance or the Tail Policy referred to in Section 6.10(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a party thereto. The rights of the Company Indemnified Parties (and other persons who are beneficiaries under the D&O Insurance or the Tail Policy referred to in Section 6.10(b) (and their heirs and representatives)) under this Section 6.10 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all Indemnification Agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

6.11 Section 16 Matters. Prior to the Effective Time, the Company shall use reasonably best efforts to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Company Shares

(including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the Offer, the Merger and the other transactions contemplated hereby by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

6.12 Compensation Committee Approval of New Compensation Arrangements. Prior to the Effective Time, the Company (acting through its Compensation Committee) will use reasonable best efforts to take all steps that may be reasonably necessary to cause each compensation arrangement entered into by the Company or any of its Subsidiaries on or after the date of this Agreement to be approved by the Compensation Committee (comprised solely of “independent directors” determined within the meaning of Rule 14d-10(d) promulgated under the Exchange Act) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

6.13 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement, including the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement.

6.14 Public Disclosure and Other Communications. Parent, Merger Sub and the Company shall consult with each other, and to the extent reasonably practicable agree, before issuing any press release or otherwise making any public statement with respect to this Agreement and the transactions contemplated hereby (including the Offer and the Merger), and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or any listing agreement with a national securities exchange (provided, however, such consultation shall not be required with respect to any Acquisition Proposal that complies with Section 6.2(e) of this Agreement), in which case, to the extent reasonably practicable and as permitted by applicable Law, commercially reasonable efforts to consult with the other party hereto shall be made prior to any such release or public statement. The press release announcing this Agreement and the transactions contemplated by this Agreement shall be jointly agreed by Parent and the Company.

6.15 Financing.

(a) Parent shall use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to consummate the Financing or any Substitute Financing (as defined below) on the terms, and subject to the conditions (including any “market flex” provisions) set forth in the Commitment Letter, including using its commercially reasonable best efforts to (i) comply with and maintain in effect the Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions (including “market flex” provisions) contained in the Commitment Letter (or with conditions no less favorable to Parent than the conditions set forth in the Commitment Letter), (iii) satisfy on a timely basis all the conditions to the Financing and the definitive agreements related thereto (other than any condition as to which the failure to be so satisfied is a result of the Company’s failure to furnish the Company Financial Information that is Compliant and information required to be furnished by the Company under Section 6.15(c)) and (iv) comply with Parent’s and Merger Sub’s obligations under the Commitment Letter and not take or fail to take any action that would reasonably be expected to prevent or delay the availability of the Financing on the terms and conditions contemplated by the Commitment Letter. In the event that all conditions to the Commitment Letter have been satisfied (other than the consummation of the Offer) or, upon funding shall be satisfied, Parent shall use its commercially reasonable best efforts to cause the Financing Parties to fund at or prior to the Acceptance Time the Financing, to the extent the proceeds thereof are required to consummate the Offer, the Merger and the other transactions contemplated hereby. Parent shall, after obtaining Knowledge thereof, give the Company written notice of any (A) breach or default by a Financing Party or any party to the Commitment Letter or any definitive document related to the Financing or (B) withdrawal, repudiation or termination of the Financing by the Financing Parties. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing contemplated by the Commitment Letter, including providing copies of all definitive agreements related to the Financing. In the event that new commitment letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Commitment Letter permitted pursuant to this Section 6.15, such new commitment letters shall be deemed to be a part of the “Financing” and deemed to be the “Commitment Letter” for all purposes of this Agreement. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Commitment Letter or any fee letters. If funds in the amounts set forth in the Commitment Letter, or any portion thereof, become unavailable, or it becomes reasonably likely that such funds may become unavailable to Parent on the terms and conditions set forth therein, and such funds are reasonably required to consummate the Offer and the Merger and the other transactions contemplated hereby, Parent shall as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof, (y) use reasonable best efforts to obtain substitute financing (on terms and conditions that are not materially less favorable to Parent and Merger Sub, taken as a whole, than the terms and conditions as set forth in the Commitment Letter, taking into account any “market flex” provisions thereof) sufficient to enable Parent to consummate the Offer and the Merger and the other transactions contemplated hereby in accordance with its terms (the “Substitute Financing”) and (z) use reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form reasonably satisfactory to the Persons providing such Substitute Financing) and related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed the “Commitment Letter” for all purposes of this Agreement.

(b) Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Commitment Letter or the related fee letters.

(c) The Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause the Company Representatives to, provide to Parent such cooperation and assistance, as may be reasonably requested by Parent, which reasonable best efforts shall include:

(i) causing its management team, with appropriate seniority and expertise, including its senior executive officers, and external auditors to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable notice;

(ii) assisting with the syndication or other marketing of the Financing including, but not limited to, timely preparation of customary rating agency presentations, road show materials, bank information memoranda, credit agreements, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents customarily required in connection with the Financing, including the marketing and syndication thereof, provided, that any such bank information memoranda, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents shall contain disclosure and pro forma financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor;

(iii) furnishing Parent and Merger Sub and the Financing Parties, promptly following Parent’s or Merger Sub’s request, with all Company Financial Information, and assisting Parent and Merger Sub with Parent’s and Merger Sub’s preparation of pro forma financial information and projections;

(iv) assisting Parent and Merger Sub in obtaining corporate and facilities ratings in connection with the Financing;

(v) reasonably cooperating to permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable for any lending facilities and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections (such grant to be subject to and only effective upon occurrence of the Effective Time);

(vi) furnishing Parent and the Financing Parties promptly, and in any event at least five Business Days prior to the Closing Date (to the extent requested in writing and with specificity) within 10 Business Days prior to the Closing Date), with all documentation and other information required by Governmental Authorities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

(vii) taking all corporate actions, subject to the occurrence of the earlier of the Acceptance Time or the Effective Time, reasonably requested by Parent to permit the consummation of the Financing; provided that the Company Board shall not be required to enter into any resolutions or take similar action approving the Financing;

(viii) executing and delivering any customary pledge and security documents, credit agreements, ancillary loan documents and customary closing certificates and documents (in each case, subject to and only effective upon occurrence of the Effective Time) and assisting in preparing schedules thereto as may be reasonably requested by Parent or Merger Sub (including delivery of a solvency certificate of the Chief Financial Officer of the Company);

(ix) providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Parties for the Financing that such information does not contain a material misstatement or omission and containing a customary representation (if accurate) to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about the Company and its subsidiaries or its or their securities;

(x) causing accountants to consent to the use of their reports in any material relating to the Financing; and

(xi) to the extent reasonably available and as applicable, providing all financial statements and other data reasonably required to be included therein, and all other data (including selected financial data) that the SEC would require in a registered offering or that would be necessary for an investment bank to receive customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with a registered offering by the Company.

(d) Notwithstanding anything to the contrary contained in this Agreement: (i) nothing in this Agreement shall require any such cooperation to the extent that it would (A) require the Company or the Company Representatives, as applicable, to pay any commitment or other fees or reimburse any expenses that are not contingent upon the Effective Time or incur any liability or give any indemnities that are not contingent upon the Effective Time or (B) unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries and (ii) nothing in this Agreement shall require Parent or Merger Sub to, except as specified in Section 2.2(a), consummate the Offer any earlier than the final day of the Marketing Period. The Company hereby consents to the use of all of the Company’s and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to harm or disparage the Company or any of its Affiliates or their reputation or goodwill. All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its officers, directors, employees, agents and representatives and their respective successors and assigns, pursuant to this Section 6.15 shall be kept confidential in accordance with the Confidentiality Agreement or customary confidential undertakings in connection with the Financing.

6.16 Delivery Obligation. Within ten (10) Business Days after the date of this Agreement, the Company shall provide a list of each jurisdiction in which it and its Subsidiaries is qualified to do business; provided, however, that no default or breach of this provision shall occur unless the failure is with respect to matters that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

ARTICLE VII

TERMINATION OF AGREEMENT

7.1 Termination Prior to Acceptance Time. This Agreement may be validly terminated, and the Offer may be terminated and abandoned, at any time prior to the Acceptance Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 7.1 shall give prompt written notice of such termination to the other party or parties hereto):

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, if the Offer shall have expired or been terminated in accordance with the terms of this Agreement and the Offer without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares tendered pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted (i) in any of the Offer Conditions having failed to be satisfied, or (ii) in the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares tendered pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of this Agreement;

(c) by either Parent or the Company, if the Acceptance Time shall not have occurred on or before 5:00 p.m., New York City time, on July 27, 2015 (the “Termination Date”); provided however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party hereto whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted (i) in any of the Offer Conditions having failed to be satisfied on or before the Termination Date, or (ii) in the expiration or termination of the Offer in accordance with the terms of this Agreement and the Offer without Merger Sub (or Parent on Merger Sub’s behalf) having accepted for payment any Company Shares tendered pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of this Agreement;

(d) by the Company, in the event that (i) the Company is not then in material breach of this Agreement and (ii) Parent or Merger Sub shall have breached or otherwise violated any of their respective material covenants or agreements, or other material obligations under this Agreement, or any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, in each case, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of the Offer prior to the Termination Date; provided, however, that notwithstanding the foregoing, in the event that such breach or failure to perform by Parent or Merger Sub, or such inaccuracies in the representations and warranties of Parent or Merger Sub, are curable by Parent or Merger Sub, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(d) until twenty (20) calendar days after delivery of written notice from the Company to Parent of such breach, failure to perform or inaccuracy, as applicable (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(d) if such breach, failure to perform or inaccuracy by Parent or Merger Sub is cured within such twenty (20) calendar day period);

(e) by Parent, in the event (i) Parent and Merger Sub are not then in material breach of this Agreement and (ii) the Company shall have breached or otherwise violated, in any material respect, its material covenants or agreements, or other material obligations under this Agreement, in each case, such that the Offer Conditions set forth in Section 1.1(b)(iv) would not reasonably be expected to be satisfied at the time of such breach (assuming for such purposes that the time of such breach was the scheduled expiration of the Offer), or (ii) that any representation or warranty of the Company set forth in this Agreement shall have become inaccurate such that the conditions set forth in Section 1.1(b)(iii) would not be satisfied as of the time such representation and warranty became inaccurate (assuming for such purposes that the time of such inaccuracy was the scheduled expiration of the Offer); provided, however, that notwithstanding the foregoing, in the event that such breach by the Company, or such inaccuracies in the representations and warranties of the Company, are curable by the Company, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(e) until twenty (20) calendar days after delivery of written notice from Parent to the Company of such breach, failure to perform or inaccuracy by the Company, as applicable (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(e) if such breach, failure to perform or inaccuracy by the Company is cured within such twenty (20) calendar day period after delivery of written notice from Parent to the Company);

(f) by Parent in the event that the Company shall have willfully and materially breached the provisions of Section 6.1 (whether or not such breach results in an Acquisition Proposal);

(g) by Parent in the event that (i) the Company Board or any committee thereof shall have effected a Company Board Recommendation Change for any reason (whether or not in compliance with the terms of Section 6.1 or Section 6.2), (ii) the Company Board shall fail to (A) after a written request by Parent, publicly recommend against any Acquisition Proposal that is a publicly commenced tender offer or exchange offer for Company Shares within ten (10) Business Days after such written request (B) reaffirm the Company Board Recommendation within such ten (10) Business Day period (and at all times thereafter during which any such tender offer or exchange offer is pending), (C) issue a press release reaffirming the Company Board Recommendation within three (3) Business Days following Parents written request to do so following the date of any Acquisition Proposal that is not a tender offer or exchange offer for Company Shares or any material modification thereto is first made public or sent or given to the Company Stockholders or (D) include the Company Board Recommendation in the Schedule 14D-9, or (iii) the Company Board shall take any action to exempt or make any person (other than Parent or Merger Sub) not subject to the provisions of Section 203 of the DGCL or any other potentially applicable anti-takeover or similar statute or regulation; or

(h) by the Company prior to the Acceptance Time in the event that (i) the Company Board shall have effected a Company Board Recommendation Change in accordance with Section 6.2(c) (which has not been withdrawn as of the date of the effectiveness of such termination) and the Company simultaneously enters into a definitive agreement providing for an Acquisition Transaction with respect to a Superior Proposal and (ii) the Company has substantially simultaneously with the occurrence of such termination paid the Termination Fee Amount required by Section 7.4(d).

(i) By the Company if Merger Sub fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within 15 Business days following the Agreement Date; provided, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(i) if the Company shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform has prevented Merger Sub from commencing the Offer.

(j) By the Company if all of the Offer Conditions have been satisfied or waived (other than those Offer Conditions that by their nature are to be satisfied by actions taken immediately prior to the consummation of the Offer) and Parent and Merger Sub fail to consummate the Offer within five (5) Business Days of the date consummation of the Offer should have occurred in accordance with Section 1.1(b).

(k) By the Company if the Company has requested, and Merger Sub has refused (and Parent has refused to cause Merger Sub), to extend the Offer pursuant to Section 1.1(e)(ii).

7.2 Termination Prior to Effective Time. This Agreement may be validly terminated, and the Offer and/or the Merger may be terminated and abandoned, at any time prior to the Effective Time (it being agreed that the party hereto terminating this Agreement pursuant to this Section 7.2 shall give prompt written notice of such termination to the other party or parties hereto), by either Parent or the Company if any Governmental Authority shall have (a) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated hereby (including the Offer and the Merger) any applicable Law that has the effect of making the consummation of any of the transactions contemplated hereby (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by this Agreement (including the Offer and the Merger) or (b) issued or granted any judgment, Order or injunction that has the effect of making any of the transactions contemplated hereby (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by this Agreement (including the Offer and the Merger) and such judgment, Order or injunction has become final and non-appealable.

7.3 Notice and Effect of Termination.

(a) A party hereto that desires to validly terminate this Agreement pursuant to Section 7.1 (other than pursuant to Section 7.1(a)) or Section 7.2 shall give notice of such termination to the other party hereto, which, if a valid termination pursuant to the terms of this Agreement, shall be effective immediately upon the delivery of written notice of such termination to the other party.

(b) In the event of the termination of this Agreement pursuant to Section 7.1 or Section 7.2, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any stockholder, director, officer, employee, agent, Affiliate, consultant or other representative of such party or parties) to the other party or parties hereto or to any of the Financing Parties, as applicable, except (i) for the terms of Section 6.14, this Section 7.3, Section 7.4, and Article VIII (and any definitions contained in any such Section and Article), each of which shall survive the termination of this Agreement, and (ii) that nothing herein shall relieve any party or parties hereto, as applicable, from liability for any willful or intentional breach of, or fraud in connection with, this Agreement.

7.4 Termination Fees.

(a) In the event that (i) following the execution and delivery of this Agreement and prior to the termination of this Agreement, a Competing Acquisition Proposal shall have been publicly announced or shall have become publicly known, (ii) this Agreement is thereafter terminated pursuant to Section 7.1(b) or Section 7.1(c), and (iii) within twelve (12) months following the termination of this Agreement, either a Competing Acquisition Proposal (whether or not the Competing Acquisition Proposal referenced in the preceding clause (i)) is consummated or the Company enters into a definitive acquisition agreement with respect to a Competing Acquisition Proposal (whether or not the Competing Acquisition Proposal referenced in the preceding clause (i)), then the Company shall pay to Parent (or its designee), within five (5) Business Days after the consummation of such Competing Acquisition Proposal, a fee in the amount of Twenty Million Eight Hundred Thousand Dollars ($20,800,000) (the “Termination Fee Amount”) payable in cash by wire transfer of immediately available funds to an account designated in writing by Parent. “Competing Acquisition Proposal” shall have the same meaning as “Acquisition Proposal” but for this purpose substituting 50% for all references to 15% and substituting 50% for all references to 85% in the related definition of Acquisition Transaction.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(g), the Company shall pay to Parent (or its designee), within five (5) Business Days after such termination, the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by Parent.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(f), and within twelve (12) months following the termination of this Agreement, either a Competing Acquisition Proposal is consummated or the Company enters into a definitive acquisition agreement with respect to a Competing Acquisition Proposal which is subsequently consummated, then the Company shall pay to Parent (or its designee), within five (5) Business Days after the consummation of such Competing Acquisition Proposal.

(d) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(h), as a condition to the effectiveness of such termination, the Company shall substantially simultaneously with the occurrence of such termination pay to Parent (or its designee) the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by Parent.

(e) The Company acknowledges and hereby agrees that the provisions of this Section 7.4 are an integral part of the transactions contemplated by this Agreement (including the Offer and the Merger), and that, without such provisions, Parent would not have entered into this Agreement. In no event shall the Company be required to pay the Termination Fee on more than one occasion; provided, further, that Parent shall provide the Company with wire transfer account information promptly upon request therefor.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c) Unless otherwise indicated or the context otherwise requires, when reference is made herein to a Person, such reference shall be deemed to include its successors and permitted assigns.

(d) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) Unless otherwise indicated, all references in this Agreement to “Dollars” or “$” shall mean United States Dollars.

(f) Unless otherwise indicated, all references herein to “United States” and “U.S.” shall mean the United States of America.

(g) As used in this Agreement, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.”

(h) Any document included in the Electronic Data Room as of two (2) Business Days prior to the date hereof shall be deemed to have been “made available” to Parent and Merger Sub for purposes of the Agreement.

(i) As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires.

(j) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(k) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.2 Non-Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub set forth in this Agreement shall terminate at the Effective Time.

8.3 Amendment. Subject to applicable Law and the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that this Agreement has been adopted by the Company Stockholders in accordance with Delaware Law, no amendment shall be made to this Agreement that requires the approval of such Company Stockholders under Delaware Law or the NASDAQ Rules without such approval. Notwithstanding anything in this Agreement to the contrary, no amendment, modification or waiver of Sections 7.3(b), 8.3, 8.10, 8.14(b), 8.15 or 8.17 (or any of the defined terms used therein) shall be binding upon any Financing Parties without the prior written consent of the Financing Parties party to the Commitment Letter.

8.4 Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

8.5 Assignment. No party hereto may assign (by operation of Law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

8.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been given if and only if delivered personally or by nationally recognized overnight courier or commercial delivery service (each providing proof of delivery), or sent via facsimile (receipt confirmed), to the parties hereto at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Lattice Semiconductor Corporation

5555 N.E. Moore Court

Hillsboro, Oregon 97124-6421

Attention: General Counsel

Facsimile: (503) 268-8077

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom, LLP

525 University Avenue

Palo Alto, California 94301

Attention:        Thomas J. Ivey

Facsimile No.: (650) 798-6549

(b) if to the Company, to:

Silicon Image, Inc.

1140 East Arques Ave.

Sunnyvale, CA 94085

Attention: General Counsel

Facsimile: (408) 616-6399

with copies (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Attention: David Michaels

Facsimile: (650) 938-5200

8.7 Fees and Expenses. Subject to the terms of Section 6.3 and Section 7.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Offer and the Merger) shall be paid by the party or parties hereto, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

8.8 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Mutual Confidentiality Agreement, dated September 22, 2014, as amended from time to time (the “Confidentiality Agreement”), the confidentiality provisions of which will continue in full force and effect in accordance with its terms at all times during the pendency of the transactions contemplated by this Agreement (including the Offer and the Merger) and following the termination of this Agreement, if applicable.

8.9 Entire Agreement. This Agreement and the Confidentiality Agreement and the Company Disclosure Schedule, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

8.10 No Third Party Beneficiaries. Except as set forth in or contemplated by the provisions of Section 6.10 and (ii) with respect to the provisions of Sections 7.3(b), 8.3, 8.10, 8.14(b), 8.15 or 8.17, which shall inure to the benefit of the Financing Parties, this Agreement is not intended to (and shall not) confer upon any Person not a party hereto any rights or remedies hereunder.

8.11 Remedies.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The Company, on the one hand, and Parent and Merger Sub, on the other hand hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party (or parties) hereto, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under this Agreement.

(b) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

8.12 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.13 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

8.14 Consent to Jurisdiction.

(a) Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 8.6 or in such other manner as may be permitted by applicable Law, and nothing in this Section 8.14 shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable Law (provided that all notices must comply with Section 8.6 to be deemed given hereunder); (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware); (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Notwithstanding the above, each of the parties hereto agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Parties or any other financing sources of Parent or Merger Sub in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter, the Financing (or any commitment letter relating to any Substitute Financing) or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan, and any appellate court from any thereof and (ii) the Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

8.15 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THE FINANCING (INCLUDING ANY SUCH ACTION, PROCEEDING OR COUNTERCLAIM INVOLVING ANY FINANCING PARTY).

8.16 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.17 Financing. Notwithstanding anything to the contrary in this Agreement, the Financing Parties shall not have any liability to the Company or any Affiliates of the Company relating to or arising out of this Agreement or the Financing or any related agreements or the transactions contemplated hereby or thereby, whether at law or equity, in contract or in tort or otherwise, and the Company and its respective Affiliates shall not have any rights or claims, and shall not seek any loss or damage or any other recovery or judgment of any kind, including direct, indirect, consequential or punitive damages, against any Financing Parties under this Agreement or the Financing or any related agreements, whether at law or equity, in contract or in tort or otherwise, and the Company (on behalf of itself, its Subsidiaries and each of their respective stockholders, partners, members, Affiliates, directors, officers, employees, controlling persons and agents), hereby waive any rights or claims against any Financing Parties relating to or arising out of this Agreement or the Financing or any related agreements or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

LATTICE SEMICONDUCTOR CORPORATION

By:	/s/ Darin G Billerbeck
	Name:	Darin G Billerbeck
	Title:	President and Chief Executive Officer

CAYABYAB MERGER COMPANY

By:	/s/ Darin G Billerbeck
	Name:	Darin G Billerbeck
	Title:	President

SILICON IMAGE, INC.

By:	/s/ Camillo Martino
	Name:	Camillo Martino
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

CERTAIN DEFINED TERMS

For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any offer, proposal or indication of interest by any Person (other than by Parent or Merger Sub or any designees of Parent or Merger Sub) relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or one or more of its Subsidiaries that own or control more than fifteen percent (15%) of the consolidated assets (measured by the lesser of book or fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of the Company and its Subsidiaries, taken together as a whole; (ii) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning more than fifteen percent (15%) of the total outstanding voting securities of the Company or one or more of its Subsidiaries that own or control more than fifteen percent (15%) of the consolidated assets (measured by the lesser of book or fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of the Company and its Subsidiaries, taken together as a whole; (iii) any merger, consolidation, business combination or other similar transaction pursuant to which the Company Stockholders immediately preceding such transaction hold, directly or indirectly, less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iv) any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than fifteen percent (15%) of the consolidated assets of the Company and its Subsidiaries, taken together as a whole (measured by the lesser of book or fair market value thereof); (v) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries or (vi) any combination of the foregoing.

“Adopter Agreement” shall mean any Contract with any standards body or patent pool entity pursuant to which the Company or any of its Subsidiaries is merely a user or adoptor (and not a founder, contributor, promoter or other active developer) of the relevant technology.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Anti-Corruption and Anti-Bribery Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder, or any other applicable United States or non-U.S. anti-corruption or anti-bribery laws or regulations.

“Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Laws and Orders in the United States or in any other jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, significant impediments to or lessening of competition, or the creation or strengthening of a dominant position through merger or acquisition.

“Associates” shall have the meaning ascribed to such term in Rule 12b-2 promulgated under the Exchange Act.

“Balance Sheet” shall mean the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2014 set forth in the Company’s Quarterly Report on Form 10-Q filed by the Company with the SEC for the quarterly period ended September 30, 2014.

“Business Day” shall mean any day, other than a Saturday, Sunday or any day which is a legal holiday under the laws of the State of New York or California or is a day on which commercial banking institutions located in the States of New York or California are authorized or required by Law or other governmental action to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

“Company Board” shall mean the board of directors of the Company.

“Company Capital Stock” shall mean the Company Shares, the Company Preferred Stock and any other shares of capital stock of the Company.

“Company ESPP” shall mean the Company’s Amended and Restated 1999 Employee Stock Purchase Plan, approved by stockholders May 18, 2011, and Silicon Image, Inc. 1999 Employee Stock Purchase Plan Sub-Plan for UK Employees.

“Company Financial Information” shall mean (A) the audited consolidated balance sheets and related consolidated statements of operations, cash flows and shareholders’ equity of the Company and its Subsidiaries for the three most recently completed fiscal years of the Company ended at least 90 days before the Closing Date, accompanied by an unqualified report thereon by their independent registered public accountants (the “Annual Financial Statements”), (B) the unaudited consolidated balance sheet and related statements of operations and cash flows of the Company and its Subsidiaries for each subsequent fiscal quarter of the Company ended at least 45 days before the Closing Date (the “Quarterly Financial Statements”) and (C) management’s discussion and analysis of the consolidated financial condition and results of operations of the Company and its Subsidiaries in connection with each of the Annual Financial Statements and Quarterly Financial Statements, in each case prepared in accordance with GAAP and compliant in all material respects with the applicable requirements of Regulation S-X under the Securities Act.

“Company Intellectual Property” shall mean all of the Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any fact, circumstance, event, change, development, occurrence or effect that, individually or when taken together with all other such facts, circumstances, events, changes, developments, occurrences or effects that exist on or prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or is reasonably likely to be or become materially adverse to the business, assets (including intangible assets), liabilities, operations, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken together as a whole; provided, however, that, for purposes of clause (i), none of the following, individually or in the aggregate, shall be deemed to be or constitute a Company Material Adverse Effect, or be taken into account when determining whether a Company Material Adverse Effect has occurred, is reasonably likely to occur, or would reasonably be expected to occur:

(i) any general economic, financial, political or business conditions, or credit or capital market conditions in the United States or elsewhere in the world (or changes in such conditions), to the extent that such changes do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses;

(ii) any conditions in the industry or industries in which the Company or its Subsidiaries conducts business (or changes in such conditions, including changes in the use, adoption or non-adoption of industry standards), to the extent that such changes do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses;

(iii) any changes after the date hereof in Laws or GAAP or the interpretations thereof applicable to the Company or any of its Subsidiaries (in which case only the disproportionate portion of such impact may be taken into account in determining whether a Company Material Adverse Effect has occurred);;

(iv) any changes in trading price of Company Shares or the trading volume of Company Shares or any failure to meet internal or published projections, estimates, or forecasts for revenue, bookings, earning or other financial performance or results of operations for any period and any resulting analyst downgrade of the Company’s securities; provided that the underlying causes of such decline, change or failure, may be considered in determining whether there was a Company Material Adverse Effect;

(v) any event, change, development or occurrence to the extent resulting from the execution, announcement or pendency or consummation of this Agreement or the transactions contemplated herein (including the Offer and the Merger) (including the identity of Parent), including any Legal Proceedings, departures of officers or employees, changes in relationships with suppliers, licensees, licensors or customers or other business relations to the extent resulting therefrom;

(vi) any event, change, development or occurrence to the extent resulting from any action required to be taken by the Company pursuant to this Agreement or at the written request of Parent;

(vii) any event, change, development or occurrence to the extent resulting from any force majeure event, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, epidemics, quarantine restrictions or other natural disasters or weather conditions in the United States or elsewhere in the world, to the extent that such changes do not have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses;

(viii) any national or international political conditions, acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate; and

(ix) any stockholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to this Agreement and the transactions contemplated hereby, including allegations of a breach of fiduciary duty, including by members of the Company Board or any Company officer or alleged misrepresentation in public disclosure.

“Company Options” shall mean any options to purchase shares of Company Shares outstanding under any of the Company Stock Plans or otherwise.

“Company Preferred Stock” shall mean shares of the preferred stock, par value $0.001 per share, of the Company.

“Company Products” shall mean any and all products and services, including software as a service, that currently are marketed, offered, sold, licensed, provided or distributed by the Company or its Subsidiaries (in each case, excluding, for the avoidance of doubt, (1) the Open Source Materials and (2) any of the Company’s support services).

“Company RSUs” shall mean restricted stock units, whether payable in cash, shares or otherwise, granted under or pursuant to the Company Stock Plans.

“Company Shares” shall mean shares of the common stock, par value $0.001 per share, of the Company.

“Company Stock Plans” shall mean (i) the 1999 Equity Incentive Plan, as amended (including Sub-Plan for UK employees), and related forms of notice of grant of stock options, stock option agreement, stock option exercise notice and joint election (for UK employees), and (ii) the 2008 Equity Incentive Plan, as amended, and related forms of award agreements thereunder as well as any Company Options properly granted under any Contract that is outside such plans.

“Company Stockholders” shall mean holders of Company Shares.

“Compliant” shall mean, with respect to the Company Financial Information, that (a) neither the Company nor its independent public accountant shall have determined in good faith that the Company must restate any financial information or financial statements included in the Company Financial Information and (b) the Company’s auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Company Financial Information.

“Contract” shall mean any binding contract, subcontract, agreement, commitment, note, bond, mortgage, guaranty, indenture, lease, license, sublicense, permit, franchise, instrument, or other binding obligation or arrangement.

“Copyleft License” means any Open Source License that requires, as a condition of use, modification and/or distribution of Software licensed under such license, that such Software, or other Software or content incorporated into, derived from, used, or distributed with such Software: (i) be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (iv) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Delaware Law” shall mean the DGCL and any other Laws of the State of Delaware.

“DGCL” shall mean the General Corporation Law of the State of Delaware, or any successor statute thereto.

“DOJ” shall mean the United States Department of Justice, or any successor thereto.

“DOL” shall mean the United States Department of Labor, or any successor thereto.

“Electronic Data Room” shall mean the electronic data room for Project Kinnect run by Fenwick & West LLP and maintained by the Company for purposes of the transactions contemplated hereby.

“Employee” shall mean any current or former employee, consultant, independent contractor or director of the Company, any of its Subsidiaries or any ERISA Affiliate.

“Environmental Laws” shall mean all United States state or federal Laws which prohibit, regulate or control any Hazardous Material released in the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statue, rules and regulations thereto.

“ERISA Affiliate” shall mean each Subsidiary of the Company and any other Person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exchange Ratio” shall mean the quotient obtained by dividing (x) the Offer Price by (y) the Parent Trading Price, rounded to the nearest 0.00001 (with amounts between 0.000005 and 0.0000099 rounded up); provided, however, that if, between the date of this Agreement and the Offer Closing, the outstanding Company Shares or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be adjusted to the extent appropriate and not inconsistent with any adjustment pursuant to Section 2.6(b)(i) of this Agreement.

“Financing Parties” shall mean each of the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Commitment Letter and any joinder agreements or credit agreements (including the definitive financing documents executed in connection with the Financing and the Commitment Letter) relating thereto, together with its Affiliates, and its and its Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“FTC” shall mean the United States Federal Trade Commission, or any successor thereto.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any United States or foreign governmental authority, including any supranational, national, federal, territorial, state, commonwealth, province, territory, county, municipality, district, local governmental jurisdiction of any nature or any other governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental department, division, agency, bureau, office, branch, court, arbitrator, commission, tribunal and any national or international stock exchange).

“Hazardous Material” shall mean any pollutant, contaminant, material, chemical, substance or waste that has been designated by any United States Governmental Authority to be radioactive, toxic or hazardous.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Intellectual Property Rights” shall mean any and all statutory and/or common law rights throughout the world in, arising out of any of the following: (i) patents and utility models and applications therefor (including provisional applications) and all reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof (collectively, “Patents”); (ii) trade secrets and similar rights in confidential information, know-how, and materials (“Trade Secrets”); (iii) copyrights, mask works and all other rights corresponding thereto in any works of authorship (collectively, “Copyrights”); (iv) trademark rights and similar rights in trade names, logos, trademarks and service marks, and goodwill related to any of the foregoing (collectively, “Trademarks”); (v) all rights in databases and data collections (including knowledge databases, customer lists and customer databases); (vi) all rights to Uniform Resource Locators, Web site addresses and domain names, including top-level domains (collectively, “Domain Names”); (vii) all Moral Rights; (viii) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world; and (ix) any registrations of or applications to register any of the foregoing.

“Intervening Event” shall mean, with respect to the Company, a material fact, event, change, development, occurrence or set of circumstances (other than, and not related in any way to, an Acquisition

Proposal) that (i) was not known to the Company Board as of or prior to the date of this Agreement and becomes known to the Company Board prior to the Offer Closing, or, if known, the consequences of which were not known by the Board as of the date of this Agreement and (ii) does not relate to, result from or arise out of any Acquisition Proposal (whether or not a Superior Proposal) and (iii) is not a result of a breach of this Agreement by the Company or any of its Subsidiaries.

“IP Contracts” means Out-Licenses and In-Licenses;

“IRS” shall mean the United States Internal Revenue Service, or any successor thereto.

“Knowledge” with respect to (i) the Company, shall mean the actual knowledge of Camillo Martino, Raymond Cook, Tim Vehling and Edward Lopez after reasonable inquiry of the member(s) of the Company’s management team that have primary responsibility for such subject matter and (ii) Parent, shall mean the actual knowledge of Daren G. Billerbeck, Joe Bedewi and Byron Milstead after reasonable inquiry of the member(s) of the Parent’s management team that have primary responsibility for such subject matter.

“Law” or “Laws” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, directive, code, edict, decree, rule, regulation, ruling or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any action, claim, suit, litigation, arbitration, proceeding (public or private), criminal prosecution or hearing commenced, brought, conducted or heard by or before any Governmental Authority.

“Liabilities” shall mean any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Marketing Period” shall mean the first period of 15 consecutive Business Days after the date hereof throughout and at the end of which (a) Parent shall have the Company Financial Information and it is Compliant and (b) the Offer Conditions (other than those conditions that by their nature are to be satisfied at the Offer Closing provided that such conditions are reasonably capable of being satisfied at the Offer Closing) shall have been and continue to be satisfied assuming the Offer Closing were to be scheduled for any time during such 15 consecutive Business Day period; provided, however, that the Marketing Period shall not include the Business Days of July 1 to July 3, 2015 and shall end on any earlier date on which the proceeds of the Debt Financing are obtained and provided, further, that if the Company shall in good faith reasonably believes it has provided the Company Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Company Financial Information unless Parent in good faith reasonably believes the Company has not completed the delivery of the Company Financial Information and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Company Financial Information the Company has not delivered), and if Parent shall deliver such notice, any dispute as to whether the Company Financial Information has been delivered shall be resolved by a court of competent jurisdiction in accordance with Section 8.14.

“Moral Rights” shall mean any right to claim authorship to or to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right, such as recognition of authorship or access to work, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

“NASDAQ” shall mean The NASDAQ Stock Market.

“NASDAQ Rules” shall mean the rules and regulations of NASDAQ.

“Object Code” shall mean computer software in binary form that, is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Open Source Materials” shall mean all Software that is licensed pursuant to an Open Source License or otherwise defined as “Open Source” by the Open Source Initiative.

“Open Source License” shall mean a license that is considered an “Open Source License” by the Open Source Initiative (www.opensource.org), including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license that otherwise requires, as a condition of distribution of the Software licensed thereunder, that other Software incorporated into, derived from or distributed with, such Software (1) be disclosed or distributed in Source Code form; (2) be licensed for purposes of preparing derivative works; or (3) be redistributed at no charge. For clarity, Open Source Licenses include Copyleft Licenses.

“Order” shall mean any judgment, decision, decree, injunction (whether temporary, preliminary or permanent), ruling, writ, assessment or order of any Governmental Authority.

“Ordinary Course License” shall mean a non-exclusive Contract between the Company or any of its Subsidiaries and a third party entered into in the ordinary course of business consistent with past practice with respect to Company Products that is substantially in the form of one of the Company’s standard Contracts that have been provided to Parent, excluding any Contract with or relating to any standard setting organization or patent-pool entity.

“Out-Licenses” shall mean all Contracts pursuant to which the Company or any of its Subsidiaries (A) has granted any Person any rights or licenses to any material Company Intellectual Property, or (B) granted any license to any Company Product or material Technology owned by the Company or any of its Subsidiaries, other than Ordinary Course Licenses, or (C) is obligated to grant licenses, waivers, releases or covenants not to sue to or otherwise impair or limit its control of any Company Intellectual Property.

“Parent Common Stock” shall mean shares of the common stock, par value $0.01 per share, of Parent.

“Parent Material Adverse Effect” shall mean any fact, circumstance, event, change, development, occurrence or effect that, individually or when taken together with all other such facts, events, circumstances, changes or effects, would reasonably be expected to materially impede the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement (including the Offer and the Merger) in accordance with the terms of this Agreement and applicable Law.

“Parent Option” shall mean any option to purchase shares of Parent Common Stock issued pursuant to Section 6.9(a) in connection with the assumption of a Company Option.

“Parent RSU” shall mean Parent restricted stock units issued pursuant to Section 6.9(c) in connection with the assumption of Company RSUs.

“Parent Trading Price” shall mean the volume weighted average closing sale price of one share of Parent Common Stock as reported on NASDAQ for the ten (10) consecutive trading days ending on the date that is two (2) trading days immediately preceding the Offer Closing (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Permitted Encumbrances” shall mean (i) Liens for Taxes not yet due and payable or Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Balance Sheet, (ii) statutory Liens existing as of the Closing Date and held by any Governmental Authority that are related to obligations that are not due or delinquent, (iii) Liens securing Liabilities reflected on the Balance Sheet, (iv) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (v) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the leased real property which are not violated by the current use and operation thereof, (vi) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased real property which do not materially impair the occupancy or use of thereof for the purposes for which it is currently used by the Company or any of its Subsidiaries, (vii) Liens caused by a third-party owner or lessor of any leased real property and (viii) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course consistent with past practice.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Registered Intellectual Property” shall mean all United States, international and foreign: (i) Patents; (ii) Trademarks; and (iii) Copyrights, in each case, that are the subject of an application or registration issued, filed with, or recorded by Governmental Authority.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission, or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Software” shall mean any and all (i) computer programs, software and firmware, including any and all software implementations of algorithms, models and methodologies, whether in Source Code or Object Code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Source Code” shall mean Software in human-readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Standard Form Settlement Contract” shall mean a settlement agreement entered into by or on behalf of HDMI Licensing, LLC or MHL, LLC (in their capacity as agent for the HDMI and MHL consortia, respectively) and a third party in the ordinary course of business consistent with past practice to resolve disputes with regards to royalty payments substantially in the form of the standard form settlement agreements that have been provided to Parent.

“Standard IP Core License” means a Contract pursuant to which the Company or any of its Subsidiaries grants to any Person a non-exclusive license to use and exploit integrated circuit designs, where the scope of the license(s) granted therein is not materially broader than the Company’s or its Subsidiaries’ standard form of IP Core License Agreement.

“Subsidiary” of any Person shall mean (i) a corporation holding more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has a majority ownership and the contractual right to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean any unsolicited, bona fide written Acquisition Proposal (for purposes of this definition substituting 50% for all references to 15% and substituting 50% for all references to 85% in the related definition of “Acquisition Transaction”) made by any Person other than Parent or Merger Sub, that did not result from or arise in connection with a breach in any material respect of Sections 6.1 or 6.2, and which the Company Board shall have determined in good faith (after consultation with its financial advisor of nationally recognized standing and its outside legal counsel, and after taking into account, among any other things the Company Board may deem relevant, the identity of the third party making such offer or proposal, financial, legal and regulatory aspects of such offer or proposal, the conditions to and prospects for completion of such offer or proposal and the transactions contemplated thereby taking into account all facts and circumstances deemed appropriate by the Company Board, as well as any counter-offer or proposal made by Parent in response thereto) is more favorable to the Company Stockholders (in their capacity as such), from a financial point of view, than the transactions contemplated by this Agreement (including the Offer and the Merger) and any counter-offer or proposal made by Parent or any of its Affiliates in response thereto.

“Tax” shall mean any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, value added, goods and services, ad valorem, transfer, severance, property, production, sales, use, occupation, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, in each case in the nature of a tax, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority, whether or not disputed, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Returns” shall mean all returns, declarations, estimates, reports, information returns, statements and other documents, including any related or supporting information with respect to any of the foregoing, filed or to be filed in respect of any Taxes.

“Technology” shall mean all tangible items constituting, disclosing or embodying any or all of the following: Software (whether Source Code or Object Code), technical documentation, specifications, information, schematics, designs (including circuit designs and layouts), semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms, application programming interfaces, user interfaces, procedures, methods, techniques, test reports, bills of material, build instructions, ideas, know-how, show-how, research and development, technical data, lab notebooks, prototypes, samples, studies, programs, algorithms, routines, subroutines, formulae, data bases, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, compilations, including any and all data and collections of data, databases processes, prototypes, schematics, netlists, test methodologies, development work and tools and all user documentation. and other tangible embodiments of any of the foregoing, in any form whether or not specifically listed herein.